Exhibit 99.1

BUSINESS COMBINATION AGREEMENT

BETWEEN

NOBUL AI CORP.

- AND -

CHECK-CAP LTD.

DATED AS OF MARCH 25, 2024

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		1

1.1	Certain Definitions.	1
1.2	Further Definitions.	14
1.3	Construction.	16

Article 2 TRANSACTIONS; CLOSING		17

2.1	Merger.	17
2.2	Closing; Effective Time.	17
2.3	Organizational Documents.	18
2.4	Directors and Officers.	18

Article 3 EXCHANGE OF SECURITIES		18

3.1	Check-Cap Allocation Schedule.	18
3.2	Effect of the Merger.	19
3.3	Exchange of Shares and Certificates.	21
3.4	Calculation of Net Cash.	32

Article 4 REPRESENTATIONS AND WARRANTIES OF NOBUL		33

4.1	Due Organization; Subsidiaries.	33
4.2	Organizational Documents.	34
4.3	Authority; Binding Nature of Agreement.	34
4.4	Non-Contravention; Consents.	34
4.5	Capitalization.	35
4.6	Financial Statements.	36
4.7	Absence of Changes.	37
4.8	Absence of Undisclosed Liabilities.	37
4.9	Title to Assets.	37
4.10	Real Property.	37
4.11	Intellectual Property.	37
4.12	Privacy and Data Security.	38
4.13	Agreements, Contracts and Commitments.	39
4.14	Compliance; Permits; Restrictions.	39
4.15	Legal Proceedings; Orders.	39
4.16	Tax Matters.	40
4.17	Employee and Labor Matters; Benefit Plans.	40
4.18	Insurance.	40
4.19	Ownership of Check-Cap Ordinary Shares.	41

Article 5 REPRESENTATIONS AND WARRANTIES OF CHECK-CAP.		41

5.1	Due Organization; Subsidiaries.	41
5.2	Organizational Documents.	42
5.3	Authority; Fairness; Binding Nature of Agreement.	42
5.4	Vote Required.	42
5.5	Non-Contravention; Consents.	42
5.6	Capitalization.	43
5.7	SEC Filings; Financial Statements.	45
5.8	Absence of Changes.	47
5.9	Absence of Undisclosed Liabilities.	47

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5.10	Title to Assets.	47
5.11	Real Property; Leasehold.	48
5.12	Intellectual Property.	48
5.13	Privacy and Data Security.	48
5.14	Agreements, Contracts and Commitments.	49
5.15	Compliance; Permits; Restrictions.	49
5.16	Legal Proceedings; Orders.	50
5.17	Tax Matters.	50
5.18	Employee and Labor Matters; Benefit Plans.	54
5.19	Environmental Matters.	57
5.20	Insurance.	58
5.21	Financial Advisors.	58
5.22	Transactions with Affiliates.	58
5.23	Shell Status.	59
5.24	Foreign Private Issuer.	59

Article 6 CERTAIN COVENANTS OF THE PARTIES		59

6.1	Operation of Check-Cap’s Business.	59
6.2	Operation of Nobul’s Business.	61
6.3	Access and Investigation.	62
6.4	No Solicitation.	63
6.5	Notification of Certain Matters.	64
6.6	Supplement to Check-Cap Disclosure Schedules.	64

Article 7 ADDITIONAL AGREEMENTS OF THE PARTIES		64

7.1	Registration Statement; Proxy Statement; Prospectus.	64
7.2	Check-Cap Shareholder Meeting.	66
7.3	Formation of Merger Sub	69
7.4	Merger Sub Requisite Approval.	69
7.5	Nobul Shareholder Consent.	69
7.6	ISA Approval.	69
7.7	Israeli Merger Proposal and Israeli Merger Certificate.	69
7.8	Efforts; Regulatory Approvals.	70
7.9	Indemnification of Directors and Officers.	71
7.10	Disclosure.	72
7.11	Listing.	72
7.12	Tax Matters.	72
7.13	Termination and Amendment of Certain Agreements and Rights.	73
7.14	Legends.	74
7.15	Nasdaq Reverse Split.	74
7.16	Check-Cap Dividend.	74
7.17	Termination of Employees and Contractors.	74
7.18	Interim Period Funding	75

Article 8 CONDITIONS		75

8.1	Conditions to the Obligations of Each Party.	75
8.2	Conditions to the Obligations of Check-Cap.	76
8.3	Conditions to the Obligations of Nobul.	77

Article 9 TERMINATION		78

9.1	Termination.	78

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9.2	Effect of Termination.	81
9.3	Expenses; Termination Fees.	81

Article 10 MISCELLANEOUS		83

10.1	Non-Survival of Representations and Warranties.	83
10.2	Amendment.	83
10.3	Waiver.	83
10.4	Entire Agreement; Counterparts.	83
10.5	Applicable Law; Jurisdiction.	84
10.6	Assignability.	84
10.7	Notices.	84
10.8	Cooperation.	85
10.9	Severability.	85
10.10	Other Remedies; Specific Performance.	85
10.11	No Third Party Beneficiaries.	85

- iii -

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of March 25, 2024 by and among Nobul AI Corp., an Ontario corporation (“Nobul”) and Check-Cap Ltd., an Israeli company (“Check-Cap”). Nobul and Check-Cap are sometimes referred to individually as a “Party” and, collectively, as “Parties”.

WHEREAS, the Parties are entering into a business combination transaction pursuant to which, among other things, on the terms and subject to the conditions set forth in this Agreement, in accordance with the provisions of Sections 314-327 of the ICL (as defined below), Nobul will incorporate an Israeli wholly owned subsidiary (“Merger Sub”), and Merger Sub will merge with and into Check-Cap (the “Merger”), with Check-Cap surviving the Merger as a direct, wholly owned subsidiary of Nobul;

WHEREAS, the Check-Cap Board has (i) reviewed an independent valuation report of Nobul and has determined that the Merger and the Transactions (as defined below) to which Check-Cap is a party, are fair to, advisable, and in the best interests of Check-Cap and its shareholders (the “Check-Cap Shareholders”), (ii) received a verbal opinion from an independent financial advisor that the Transactions are fair, from a financial standpoint, to the Check-Cap Shareholders, (iii) approved and declared advisable the Merger, this Agreement and the Transactions to which Check-Cap is a party, (iv) determined that considering the financial position of the merging entities in the Merger, no reasonable concern exists that, as a result of the Merger, the Surviving Company (as defined below) will be unable to fulfill the obligations of Check-Cap to its creditors, and (v) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Check-Cap Shareholders vote to approve the Check-Cap Shareholder Transaction Matters (as defined below);

WHEREAS, Nobul has (i) determined that this Agreement and the Transactions to which Nobul is a party, are fair to, and in the best interests of, Nobul, and has approved and adopted this Agreement and the Transactions, and (ii) approved and declared advisable this Agreement and the Transactions;

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Merger will qualify as an “reorganization” under Section 368 of the Code (as defined below), and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder (collectively, the “Intended U.S. Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Certain Definitions.

For purposes of this Agreement:

“102 Trustee” means the trustee appointed from time to time in accordance with the provisions of the Israeli Income Tax Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement need not include any “standstill”, non-solicitation, no hire or similar provision that prohibit or impose limitations on the making of an Acquisition Proposal or Acquisition Inquiry. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Check-Cap relating to a potential Acquisition Proposal shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Nobul or any of its Affiliates) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to Check-Cap, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Nobul or any of its Affiliates) contemplating or otherwise relating to any Acquisition Transaction with Check-Cap.

“Acquisition Transaction” means any transaction or series of related transactions involving (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which Check-Cap is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 25% of the outstanding securities of any class of voting securities of Check-Cap or any of its Subsidiaries or (iii) in which Check-Cap or any of its Subsidiaries issues securities representing more than 25% of the outstanding securities of any class of voting securities of Check-Cap or any of its Subsidiaries; or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 25% or more of the consolidated book value or the fair market value of the assets of Check-Cap and its Subsidiaries, taken as a whole. For the avoidance of doubt, in no event shall a Check-Cap Legacy Transaction be deemed an Acquisition Transaction.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Check-Cap and Nobul, no later than the Net Cash Determination Date.

“Antitrust Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition, including the Israeli Economic Competition Law, 1988.

“Business Day” means any day other than a day on which banks in the Province of Ontario or in Israel are authorized or obligated to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority, including any presidential memoranda or executive orders, relating to the COVID-19 Pandemic, as well as any applicable guidance issued thereunder or relating thereto (including IRS Notice 2020-65, 2020-38 IRB) and any similar non-U.S. or state and local law.

“Change of Control Payments” means, with respect to any Person, the sum of, the amount of any change of control, sale, retention or similar payments, and any severance, termination and/or similar payments that are or become due to any individual service provider of such Person and its Subsidiaries in connection with the consummation of the Transactions (including the termination of such individual service provider’s employment or service, if any, as a result of the Transactions) and that are unpaid as of the Closing, in each case, plus the amount of any employer portion of any payroll taxes that are imposed on any such payments.

“Check-Cap Associate” means any current employee, independent contractor, officer or director of Check-Cap or its Subsidiary.

“Check-Cap Board” means the board of directors of Check-Cap.

“Check-Cap Capitalization Representations” means the representations and warranties of Check-Cap set forth in Section 5.6(a) and Section 5.6(b).

“Check-Cap CLA Warrants” means the warrants issued to certain lenders and existing Check-Cap Shareholders to purchase Check-Cap Ordinary Shares, pursuant to a Credit Line Agreement dated as of August 20, 2014.

“Check-Cap Contract” means any Contract: (a) to which Check-Cap is a party, (b) by which Check-Cap is or may become bound or under which Check-Cap has, or may become subject to, any obligation or (c) under which Check-Cap has or may acquire any right or interest.

“Check-Cap Employee Plan” means any Employee Plan that Check-Cap or its Subsidiary sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, which covers any current or former employee, officer, director or other service provider of Check-Cap or its Subsidiary (or their spouses, dependents, or beneficiaries) or with respect to which Check-Cap or its Subsidiary have or may have any liability (contingent or otherwise, including by reason of being an ERISA Affiliate).

“Check-Cap Fundamental Representations” means the representations and warranties of Check-Cap set forth in Sections 5.1(a) and 5.1(b) (Due Organization; Subsidiaries), Section 5.2 (Organizational Documents), Section 5.3 (Authority; Fairness; Binding Nature of Agreement), and Section 5.21 (Financial Advisors).

“Check-Cap IP Rights” means all Intellectual Property owned, licensed to or controlled by Check-Cap that is necessary for the operation of the business of Check-Cap as presently conducted.

“Check-Cap IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Check-Cap IP Rights.

“Check-Cap Legacy Assets” means the assets, technology and Intellectual Property of Check-Cap as they existed at any time prior to the date of this Agreement set forth on Section 1.1 of the Check-Cap Disclosure Schedule.

“Check-Cap Legacy Business” means the business of Check-Cap as conducted at any time prior to the date of this Agreement.

“Check-Cap Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Check-Cap Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Check-Cap; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Check-Cap Material Adverse Effect: (i) the announcement of this Agreement or the pendency of the Transactions, (ii) any change in the stock price or trading volume of Check-Cap Ordinary Shares (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Check-Cap Ordinary Shares may be taken into account in determining whether a Check-Cap Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (iii) the taking of any action, or the failure to take any action, by Check-Cap that is required to comply with the terms of this Agreement, (iv) the repositioning of the Check-Cap Legacy Business and Check-Cap’s operations, (v) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (vi) any change in GAAP or applicable Law or the interpretation thereof, (vii) general economic or political conditions or conditions generally affecting the industries in which Check-Cap and its Subsidiary operate, (viii) any change in the cash position of Check-Cap and its Subsidiary which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (v), (vi) and (vii), to the extent disproportionately affecting Check-Cap and its Subsidiary relative to other similarly situated companies in the industries in which Check-Cap and its Subsidiary operate.

“Check-Cap Option” means an option to purchase a Check-Cap Ordinary Share granted under the Check-Cap Stock Plans.

“Check-Cap Ordinary Shares” means the ordinary shares, par value NIS 48.00 each, of Check-Cap.

“Check-Cap Placement Agent Warrants” means the placement agent warrants to purchase Check-Cap Ordinary Shares issued to H.C. Wainwright & Co., LLC or its designees, pursuant to certain Engagement Letters dated (i) January 23, 2019, (ii) July 22, 2020, (iii) June 24, 2021 (as amended on June 29, 2021) and (iv) February 26, 2022.

“Check-Cap Registered Direct Warrants” means the warrants to purchase Check-Cap Ordinary Shares issued pursuant to registered direct offerings and a warrant exercise agreement on February 4, 2019, July 23, 2020, July 2, 2021 and March 3, 2022.

“Check-Cap Registered IP” means all Check-Cap IP Rights that are owned or exclusively or non-exclusively licensed to Check-Cap that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Check-Cap RSU” means a restricted stock unit award representing the right to receive a Check-Cap Ordinary Share under the Check-Cap Stock Plans.

“Check-Cap Stock Plans” means, collectively, each of the Check-Cap LLC 2006 Unit Option Plan, the Check-Cap Ltd. 2015 Equity Incentive Plan and the Check-Cap Ltd. 2015 United States Sub-Plan, in each case, as may be amended from time to time.

“Check-Cap Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Check-Cap for the nine (9)-month period ended September 30, 2023.

“Check-Cap Warrants” means, collectively, the (a) Check-Cap Registered Direct Warrants, (b) Check-Cap CLA Warrants, and the (c) Check-Cap Placement Agent Warrants.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the non-disclosure agreement dated August 14, 2023 between Nobul and Check-Cap.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Consulting Agreement” means the consulting agreement to be entered into between an identified party, as determined by the Board of Directors, and Check-Cap regarding the repositioning of the Check-Cap Legacy Assets pursuant to Section 7.1(c).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (b) equity and/or equity based compensation plans, equity purchase plans, bonus or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, compensation plans, programs, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, fringe benefit plans, employment agreements, consultant agreements, and all other employee benefit plans or arrangements, not described in (a) above; and (c) plans or arrangements providing compensation to employee and non-employee directors, and independent contractors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, pre-emptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, provincial, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Awards” means each outstanding equity award granted under the Check-Cap Stock Plans and/or Nobul Equity Incentive Plans.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” generally accepted accounting principles as in effect from time to time in the United States.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq and the TSX).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“ICL” means the Israeli Companies Law, 5759-1999, as amended from time to time, including the regulations promulgated thereunder, or any other Law which may come in its stead, including all amendments made thereto.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board as in effect from time to time.

“IIA” means the Israel Innovation Authority.

“IIA Notice” means the written notice to be submitted to the IIA with respect to the Transactions, in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 and the IIA’s regulations, in a form reasonably acceptable to Nobul, together with the IIA Undertaking executed by Check Cap to be delivered at Closing, which notice may be submitted to the IIA following the Closing.

“IIA Undertaking” means a completed and duly executed undertaking of Check-Cap in customary form to be submitted to the IIA by Check-Cap on behalf of Nobul, together with the IIA Notice, following the Closing.

“Intellectual Property” means (a) United States, Canadian, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, Inter Partes Review or Post Grant Review Certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) designs and design rights, including registrations and applications for registration thereof, (c) trademarks, service marks, trade names, corporate names, brand names, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (d) copyrights, including registrations and applications for registration thereof, (e) URLs, domain names, and social media accounts, (f) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (g) all United States, Canadian and foreign rights arising under or associated with any of the foregoing.

“ISA” shall mean the Israel Securities Authority.

“ISA No-Action Letter” shall mean an exemption and no-action letter from the ISA from the requirements of the Israeli Securities Law concerning the publication of an Israeli Prospectus in respect of the offering of the Check-Cap Merger Consideration to be issued to the Check-Cap Shareholders.

“Israeli Income Tax Ordinance” means the Israeli Income Tax Ordinance [New Version] 5721-1961, and the rules and regulations promulgated thereunder.

“ITA” means the Israel Tax Authority.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact following reasonable inquiry in the ordinary course of the performance of such individual’s responsibilities.

“Law” means any federal, state, national, supra-national, foreign, local, provincial or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq, the TSX or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any material action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Nasdaq” means The Nasdaq Capital Market.

“Nasdaq Reverse Split” means a reverse share split of all outstanding Nobul Common Shares, at a reverse share split ratio determined by Nobul, acting reasonably, for the purpose, among other purposes deemed relevant by Nobul, of maintaining compliance with Nasdaq listing standards.

“Net Cash” means, without duplication and in any event as of the Net Cash Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Check-Cap’s audited financial statements and unaudited interim balance sheet, the sum of (i) Check-Cap’s unrestricted cash and cash equivalents (excluding marketable securities, other than marketable securities acquired in accordance with Nobul’s written consent, which shall not be unreasonably withheld, but including, for the avoidance of doubt, unrestricted cash deposits and interest accrued thereon), minus (ii) current and long-term liabilities payable in cash (excluding non-cash liabilities) accrued at Closing pursuant to IFRS, minus (iii) all of Check-Cap’s unpaid Transaction Costs; (iv) all of Check-Cap’s unpaid Change of Control Payments, minus (v) the cost of redemption of all Check-Cap Warrants (including for the avoidance of doubt, the Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants) that have redemption rights according to their terms, and are outstanding as of immediately prior to the Merger Effective Time (assuming the full redemption thereof), plus (vi) the amount of any expenses paid or liabilities incurred by Check-Cap during the Interim Period that the insurer under Check-Cap’s D&O insurance policy listed on Section 1.1 of the Check-Cap Disclosure Schedule has unconditionally and irrevocably agreed in writing to pay and are in excess of the deductible under such policy, plus (vii) the amount of any proceeds to be received by Check-Cap for any Check-Cap Legacy Transaction at or prior to the Closing Date, plus (viii) the amount of any advances made by Check-Cap to Nobul pursuant to Section 7.18.

“Net Cash Collar” means $3,000,000.

“Net Cash Target” means $18,000,000.

“Nobul Arrangement” means the arrangement of Nobul Technologies Inc. and Nobul under Section 182 of the Business Corporations Act (Ontario) effective December 21, 2023.

“Nobul Associate” means any current employee, independent contractor, officer or director of Nobul or any of its Subsidiaries.

“Nobul Board” means the board of directors of Nobul.

“Nobul Capitalization Representations” means the representations and warranties of Nobul, set forth in Section 4.5(a) and Section 4.5(d).

“Nobul Class R Shares” means the Class R common shares of Nobul.

“Nobul Common Shares” means the common shares of Nobul.

“Nobul Contract” means any Contract: (a) to which Nobul or any of its Subsidiaries is a Party, (b) by which Nobul or any of its Subsidiaries is or may become bound or under which Nobul or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which Nobul or any of its Subsidiaries has or may acquire any right or interest.

“Nobul Convertible Securities” means any shares or other securities of Nobul outstanding on the date hereof directly or indirectly convertible into or exercisable or exchangeable for Nobul Common Shares.

“Nobul Debentures” means the convertible debentures of Nobul due November 28, 2027, issued pursuant to the debenture certificates dated November 28, 2022.

“Nobul Equity Incentive Plans” means the 2017 Nobul Stock Option Plan and the 2020 Nobul Equity Incentive Plan, as may be amended from time to time.

“Nobul Exchange Ratio” means the ratio of 0.1764 of a Nobul Common Share for each one (1) Check-Cap Ordinary Share, provided that if:

(a)	the Net Cash is less than the Net Cash Target by an amount greater than the Net Cash Collar, then the Nobul Exchange Ratio shall be reduced by 0.0130 of a Nobul Common Share for each one (1) Check-Cap Ordinary Share for each $1,000,000 of such difference less the Net Cash Collar;

(b)	the Net Cash is greater than the Net Cash Target by an amount greater than the Net Cash Collar, then the Nobul Exchange Ratio shall be increased by 0.0130 of a Nobul Common Share for each one (1) Check-Cap Ordinary Share for each $1,000,000 of such difference (expressed as a positive number) less the Net Cash Collar, provided, for the avoidance of doubt, if Net Cash is greater than or less than the Net Cash Target by an amount less than the Net Cash Collar, then no further adjustments to the Nobul Exchange Ratio will be made. Notwithstanding the foregoing, if the Net Cash is less than the Net Cash Target by an amount greater than the Net Cash Collar, then Nobul shall also have the right to terminate this Agreement in accordance with Section 9.1(i).

“Nobul Fundamental Representations” means the representations and warranties of Nobul set forth in Sections 4.1(a) and 4.1(b) (Due Organization; Subsidiaries) and Section 4.3 (Authority; Binding Nature of Agreement).

“Nobul Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Nobul Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Nobul or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Nobul Material Adverse Effect: (i) the announcement of this Agreement or the pendency of the Transactions, (ii) the taking of any action, or the failure to take any action, by Nobul that is required to comply with the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in IFRS or applicable Law or the interpretation thereof, or (v) general economic or political conditions or conditions generally affecting the industries in which Nobul and its Subsidiaries operate; except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Nobul and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Nobul and its Subsidiaries operate.

“Nobul Material Contract” means the following Nobul Contracts in effect as of the date of this Agreement:

(a)	each Nobul Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 per annum pursuant to its express terms and not cancelable without penalty;

(b)	each Nobul Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 per annum or creating any material Encumbrances with respect to any assets of Nobul or any of its Subsidiaries or any loans or debt obligations with officers or directors of Nobul;

(c)	each Nobul Contract for the establishment of a partnership, joint venture or other similar organizational form; or

(d)	each Nobul Contract to which Nobul or any of its Subsidiaries is a party or by which any of its or their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Nobul or such relevant Subsidiary in excess of $500,000.

“Nobul Option“ means an option to purchase a Nobul Common Share under the Nobul Equity Incentive Plans.

“Nobul Preferred Shares” means the Preferred Shares, the New Preferred Shares, the Class AAA Preferred Shares, the Series C Preferred Shares, and the Series D Preferred Shares in the capital of Nobul.

“Nobul RSU” means a restricted share unit issued under the Nobul Equity Incentive Plans.

“Nobul Shares” means the Nobul Common Shares, the Nobul Class R Shares, and the Nobul Preferred Shares.

“Nobul Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Nobul for the nine (9)-month period ended September 30, 2023 provided to Check-Cap prior to the date of this Agreement.

“Nobul Warrant” means a warrant to purchase Nobul Common Shares issued by Nobul.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, with respect to a Party, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“OSC” means the Ontario Securities Commission.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Nobul Unaudited Interim Balance Sheet or the Check-Cap Unaudited Interim Balance Sheet, as applicable, in accordance with GAAP for purposes of the Check-Cap Unaudited Interim Balance Sheet and IFRS for purposes of the Nobul Unaudited Interim Balance Sheet (b) liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Nobul or any of its Subsidiaries or Check-Cap or its Subsidiary, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a Nobul Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a Nobul Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be, and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a Nobul Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means information (in any form or media) that identifies, relates to, describes or can be used to identify an individual (alone or when combined with other associated information or data), including: (i) Protected Health Information, as defined under HIPAA; (ii) individually identifiable government identifiers, such as Social Security or other tax identification numbers, driver’s license numbers and other government-issued identification numbers; (iii) user names, email addresses, passwords or other credentials for accessing accounts; and (iv) any information defined as “personally identifiable information” or “personal data” as defined under applicable Privacy Laws.

“Privacy Laws” means, collectively, (i) all applicable Laws relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information enacted, adopted, promulgated or applied by any Governmental Authority, including the applicable legally binding requirements set forth in applicable regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction, and foreign, state, federal or provincial data protection authorities; (ii) the internal privacy policy of Nobul and any public statements that Nobul has made regarding its privacy policies and practices; (iii) third party privacy policies with which Nobul has been or is contractually obligated to comply; and (iv) any applicable rules of any applicable self-regulatory organizations in which Nobul is or has been a member and/or with which Nobul is or has been contractually obligated to comply relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information.

“Products” means any products or services, developed, owned, performed, offered, marketed, licensed, sold, distributed or other otherwise made available by or on behalf Nobul, Check-Cap or their respective Subsidiaries, (i) from which Nobul, Check-Cap or their respective Subsidiaries has derived in the three (3) years prior to the date of this Agreement, is currently deriving, or is scheduled to derive, revenue from the sale, license or provision thereof, including products or services under development, or (ii) for which Nobul, Check-Cap or their respective Subsidiaries has an ongoing obligation to provide warranty or similar services.

“Prospectus” means the non-offering preliminary prospectus and/or final prospectus of Nobul, and any amendment thereto, as the context requires, containing disclosure regarding the Transaction.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Israeli Income Tax Ordinance.

“Section 102 Award” means any Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Israeli Income Tax Ordinance.

“Section 102 Shares” means any shares that were issued as Section 102 Awards or issued upon exercise or vesting of Section 102 Awards, and at the Closing Date are held by the 102 Trustee.

“Section 3(i) Award” means any Equity Award that was granted under the Nobul Equity Incentive Plans pursuant to Section 3(i) of the Israeli Income Tax Ordinance.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary”: an Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity; provided that any reference in this Agreement to a Subsidiary of Nobul shall not be deemed as referring to Merger Sub for such purpose.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 25% in the definition of Acquisition Transaction being treated as references to 100% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (b) is on terms and conditions that the Check-Cap Board determines in good faith, following consultation with its outside legal counsel and financial advisors, and based on such matters that the Check-Cap Board deems relevant (including the likelihood of consummation thereof and the financing terms thereof), are more favorable, from a financial point of view, to the Check-Cap Shareholders and provides consideration of 20% or more in excess of the consideration per Check-Cap Ordinary Share than the terms of the Transactions (in the case of Check-Cap, also taking into account any written offer by Nobul to amend the terms of this Agreement).

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, escheat and unclaimed property, estimated tax, unemployment tax, social security and national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax or similar charge, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Costs” means, with respect to any Person, the sum of any costs, fees and expenses incurred by such Person and its Subsidiaries, or for which such Person and its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants in each case plus any value added tax (VAT) thereon, the cost of such Person’s D&O Tail and the applicable portion of the fees of the Exchange Agent, Information Agent and Israeli Paying Agent payable by such Person and its Subsidiaries; which, for greater certainty, (i) shall include all costs, fees, and expenses incurred by Nobul relating to the reorganization and initial public offering planning completed by Nobul prior to the date of this Agreement; and (ii) shall exclude all costs, fees, and expenses incurred by Check-Cap in connection with any prior transactions contemplated in connection with the business combination agreement entered into between Check-Cap, Keystone Dental Holdings, Inc., Capstone Dental Pubco, Inc., Capstone Merger Sub Ltd., and Capstone Merger Sub Corp. dated as of August 16, 2023.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

1.2	Further Definitions.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
104H Interim Tax Ruling	3.3(j)
104H Tax Ruling	3.3(j)
104H Trustee	3.3(a)(ii)
Accounting Firm	3.4(e)
Agreement	Preamble
Agreement End Date	9.1(b)
Book-Entry Shares	3.3(b)(i)
Capital Market Tax Ruling	3.3(l)
Capital Reduction Tax Ruling	3.3(m)
Capitalization Date	5.6(a)
Certificate of Israeli Merger	2.2(b)
Certificates	3.3(b)(i)
Certifications	5.7(a)
Check-Cap	Preamble
Check-Cap Allocation Schedule	3.1
Check-Cap Board Adverse Recommendation Change	7.2(b)
Check-Cap Board Recommendation	7.2(b)
Check-Cap Disclosure Schedule	5
Check-Cap Dividend	7.16
Check-Cap Dividend Court Approval	7.16
Check-Cap Excluded Share	3.2(b)
Check-Cap Grant Date	5.6(f)
Check-Cap Interim Options Tax Ruling	3.3(n)(i)
Check-Cap Investor Agreements	7.13
Check-Cap Legacy Transaction	6.1(c)
Check-Cap Material Contract	5.14
Check-Cap Merger Consideration	3.2(a)(i)
Check-Cap Non-Redeemed Warrant	3.2(e)(i)
Check-Cap Options Tax Ruling	3.3(n)(i)
Check-Cap Permits	5.15(b)
Check-Cap Real Estate Leases	5.11
Check-Cap Required Approvals	5.5(b)
Check-Cap SEC Documents	5.7(a)
Check-Cap Section 102 Award Consideration	3.3(h)
Check-Cap Shareholders	Recitals
Check-Cap Shareholder Meeting	7.2(a)
Check-Cap Shareholder Transaction Approval	5.4
Check-Cap Shareholder Transaction Matters	7.2(a)
Check-Cap Terminating Contractors	7.17
Check-Cap Terminating Employees	7.17
Check-Cap Terminating Personnel	7.17
Check-Cap Vested RSU	3.2(d)(i)
Check-Cap Warrant Redemption Period	3.2(e)(i)
Closing	2.2(a)
Closing Date	2.2(a)
D&O Indemnified Parties	7.9(b)
D&O Tail	7.9(b)
Electing Holder	3.3(j)
Employment Laws	4.17
Exchange Agent	3.3(a)(i)
Exchange Fund	3.3(a)(i)
Information Agent	3.3(a)(i)

Term	Section
Intended U.S. Tax Treatment	Recitals
Interim Period	6.1(a)
ISA No-Action Application	7.6
Israeli Merger Proposal	7.7
Israeli Merger Proposal Submission Date	7.7
Israeli Merger Regulations	2.1
Israeli Paying Agent	3.3(a)(ii)
Israeli Registrar	2.2(b)
Liability	4.8
Merger	Recitals
Merger Effective Time	2.2(b)
Net Cash Calculation	3.4(a)
Net Cash Determination Date	3.4(a)
Net Cash Determination Time	3.4(a)
Net Cash Dispute Notice	3.4(b)
Net Cash Response Date	3.4(b)
Net Cash Schedule Delivery Date	3.4(a)
Nobul	Preamble
Nobul Audited Financial Statements	7.1(g)
Nobul Board	Recitals
Nobul Disclosure Schedule	4
Nobul Financials	4.6(a)
Nobul Interim Financial Statements	7.1(g)
Nobul Permits	4.14(b)
Nobul Required Approvals	4.4(b)
Nobul Termination Fee	9.3(b)
Notice Period	7.2(c)
Party	Preamble
Patents	1.1
Payor	3.3(i)(i)
Privacy Policies	4.12
Proxy Statement	7.1(a)
Qualified Withholding Certificate	3.3(i)(ii)
recipient	3.3(i)(iv)
Registration Statement	7.1(a)
Section 14 Arrangement	5.18(e)
Securityholder	3.3(i)(ii)
Shell Company	5.23
Surviving Company	2.1(a)
Surviving Company Articles	2.3
Termination Notice Period	9.1(h)
Transfer Taxes	7.12(e)
Withholding Drop Date	3.3(i)(ii)
Withholding Tax Ruling	3.3(k)

1.3	Construction.

(a)	Unless the context of this Agreement otherwise requires, (i) the words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof, (iii) references to Sections and Schedules are to Sections and Schedules of this Agreement unless otherwise specified, (iv) any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement, (v) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender, (vi) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import, (vii) the word “or” shall be disjunctive but not exclusive (and, unless the context otherwise requires, shall be “and/or”), (viii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”, (ix) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (x) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof, (xi) references to any Person include the successors and permitted assigns of that Person, (xii) references to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time, (xiii) references to “$” and “dollars” are to the currency of the United States, (xiv) all accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with IFRS unless otherwise expressly specified, (xv) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (xvi) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”, and (xvii) except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern Time zone of Canada.

(b)	The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)	The Parties agree that Nobul Disclosure Schedule or Check-Cap Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Nobul Disclosure Schedule or the Check-Cap Disclosure Schedule shall qualify other sections and subsections of this Agreement to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(d)	The words “delivered” or “made available” mean, with respect to any documentation, that prior to 12:01 a.m. (Eastern Time) on the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Transactions.

Article 2
TRANSACTIONS; CLOSING

2.1	Merger.

(a)	Upon the terms and subject to the conditions of this Agreement, and in accordance with Sections 314 through 327 of the ICL and the Israeli Companies Regulations (Merger), 5760-2000 promulgated under the ICL (the “Israeli Merger Regulations”), at the Merger Effective Time, Merger Sub shall be merged with and into Check-Cap. As a result of the Merger: (i) the separate corporate existence of Merger Sub (as the target company, or Chevrat Ha’Ya’ad) shall cease and Check-Cap (as the absorbing company, or HaChevra Ha’Koletet) shall continue as the surviving entity (sometimes referred to herein for the periods at and after the Merger Effective Time as the “Surviving Company”); and (ii) Check-Cap shall (a) become a direct, wholly owned subsidiary of Nobul, (b) continue to be governed by the Laws of the State of Israel, (c) continue to have a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and Check-Cap in accordance with the ICL and the Check-Cap Shareholders shall be entitled to the Check-Cap Merger Consideration in accordance with Article 3.

(b)	The Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of the Parties or any Check-Cap Shareholder, (i) all the properties, rights, privileges, powers and franchises of Check-Cap and Merger Sub shall vest in the Surviving Company; (ii) all debts, liabilities and duties of Check-Cap and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (iii) all the rights, privileges, immunities, powers and franchises of Check-Cap (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL. Merger Sub will cease to exist and will be stricken from the records of the Israeli Registrar of Companies, and Check-Cap will become a private company directly and wholly owned (including with respect to any warrants, options or other securities) by Nobul, all as provided under the ICL.

2.2	Closing; Effective Time.

(a)	As promptly as practicable, but in no event later than the third (3rd) Business Day after the satisfaction or, to the extent permitted by Law, waiver of all of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, to the extent permitted by Law, waiver of such conditions at the Closing), the Transactions shall be consummated (the “Closing”) remotely by electronic exchange of executed documents, or in such other manner, time or place as the Parties shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

(b)	As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 2.2(a), each of Check-Cap and Merger Sub shall (and Nobul shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Israeli Registrar”) a notice (i) informing the Israeli Registrar that all conditions to the Merger under the ICL and this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) have been met (together with any other documentation required to be submitted to the Israeli Registrar) and (ii) setting forth the proposed date on which the Merger shall become effective and on which the Israeli Registrar shall be requested to issue a certificate evidencing the Israeli Merger in accordance with Section 323(5) of the ICL (the “Certificate of Israeli Merger”). The Merger shall become effective upon the issuance by the Israeli Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Merger Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective, and that the issuance by the Israeli Registrar of the Certificate of Israeli Merger in accordance with Section 323(5) of the ICL shall occur, both on the Closing Date.

2.3	Organizational Documents.

At the Merger Effective Time, the articles of association of Check-Cap shall be amended and restated in their entirety with such terms as agreed to by Nobul and Check-Cap prior to the Anticipated Closing Date, and as so amended shall remain in effect from and after the Merger Effective Time as the articles of association of the Surviving Company (the “Surviving Company Articles”) until thereafter amended as provided by applicable Law and such articles of association.

2.4	Directors and Officers.

At the Merger Effective Time, the board of directors of the Surviving Company shall be constituted with, and the officers of the Surviving Company shall be, those individuals designated by Nobul, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Surviving Company Articles, as the case may be.

Article 3
EXCHANGE OF SECURITIES

3.1	Check-Cap Allocation Schedule.

Not less than five (5) Business Days prior to the Anticipated Closing Date, Check-Cap will prepare and deliver to Nobul a certificate signed by the Chief Financial Officer of Check-Cap in a form reasonably acceptable to Nobul setting forth (as of immediately prior to the Merger Effective Time) (i) the name and address of each holder of Check-Cap Options, Check-Cap RSUs and Check-Cap Warrants based on Check-Cap’s then current records, (ii) the number of Check-Cap Ordinary Shares underlying Check-Cap Options, Check-Cap RSUs and Check-Cap Warrants for each such holder, (iii) the number of Nobul Common Shares to be allocated to any holder of Check-Cap Vested RSUs pursuant to this Agreement in respect of such Check-Cap Vested RSUs held by such holder as of immediately prior to the Merger Effective Time, (iv) the cost of redemption of each Check-Cap Warrant outstanding as of immediately prior to the Merger Effective Time (assuming the full redemption thereof) and (v) the number of Nobul Common Shares to be issued upon the exercise of Check-Cap Warrants to each holder of Check-Cap Warrants in respect of such Check-Cap Warrants held by such holder as of immediately prior to the Merger Effective Time (assuming all Check-Cap Warrants are exercised and no Check-Cap Warrants are redeemed) (the “Check-Cap Allocation Schedule”). The allocation of the Check-Cap Merger Consideration and the information with respect to the number of Nobul Common Shares to be issued to any holder of Check-Cap Vested RSUs set forth in the Check-Cap Allocation Schedule shall be binding on all Parties and shall be used by Nobul for purposes of the issuance of Nobul Common Shares to the holders of Check-Cap Ordinary Shares and Check-Cap Vested RSUs pursuant to this Article 3, absent manifest error.

3.2	Effect of the Merger.

At the Merger Effective Time, by virtue of the Merger and without any further action on the part of the Parties or any holder of any securities of Check-Cap, Nobul or Merger Sub:

(a)	Check-Cap Ordinary Shares.

(i)	Each Check-Cap Ordinary Share issued and outstanding immediately prior to the Merger Effective Time (other than any Check-Cap Excluded Shares) shall, in accordance with Section 323 of the ICL, without any further action of the Check-Cap Shareholders, be deemed to have been (by operation of law) transferred to Nobul, and the rights of the holders of the Check-Cap Ordinary Shares (other than any Check-Cap Excluded Shares) immediately prior to the Merger Effective Time shall automatically convert into and represent the right to receive a number of validly issued, fully paid and nonassessable Nobul Common Shares equal to the Nobul Exchange Ratio (the aggregate number of Nobul Common Shares issuable to Check-Cap Shareholders pursuant to this subsection, collectively, the “Check-Cap Merger Consideration”).

(ii)	(A) Each holder of Check-Cap Ordinary Shares issued and outstanding immediately prior to the Merger Effective Time (including all uncertificated Check-Cap Ordinary Shares represented by Book-Entry Shares and each Certificate that, immediately prior to the Merger Effective Time, represented any such Check-Cap Ordinary Shares) shall cease to have any rights with respect thereto, except the right to receive the portion of the Check-Cap Merger Consideration applicable to such Check-Cap Ordinary Shares and any dividends or other distributions pursuant to Section 3.3(c) upon surrender of such Check-Cap Ordinary Shares in accordance with Section 3.3, (B) the share transfer books of Check-Cap Ordinary Shares shall be closed with respect to all Check-Cap Ordinary Shares outstanding and no further transfer of any such Check-Cap Ordinary Shares shall be made on such share transfer books after the Merger Effective Time, and (C) Nobul shall be registered as the sole owner of all of the outstanding Check-Cap Ordinary Shares in Check-Cap’s share register. In the event that a holder of Check-Cap Ordinary Shares converted pursuant to the Merger shall be entitled to receive a fraction of a Nobul Common Share (after aggregating all Check-Cap Ordinary Shares delivered by such holder) then the number of Nobul Common Shares issuable to such holder shall be rounded to the nearest whole number of Nobul Common Shares (with 0.5 shares rounded up).

(b)	Cancellation of Certain Check-Cap Ordinary Shares. Each Check-Cap Ordinary Share, if any, that (i) is owned by any Subsidiary of Check-Cap shall not be acquired by Nobul and shall be canceled or transferred to Check-Cap immediately prior to the Merger Effective Time for no consideration, or (ii) is a dormant share (or menayah redumah) under Israeli Law and each Check-Cap Ordinary Share that, immediately prior to the Merger Effective Time, is owned by Check-Cap, shall be canceled and retired and shall cease to exist as of immediately prior to the Merger Effective Time without any conversion and no consideration shall be delivered in respect thereof (each such share canceled pursuant to subsections (i) or (ii), a “Check-Cap Excluded Share”).

(c)	Check-Cap Options. Each Check-Cap Option (whether vested or unvested) that is outstanding and unexercised immediately prior to the Merger Effective Time shall, without any further action, cease to represent a Check-Cap Option in respect of Check-Cap Ordinary Shares and shall automatically expire and cease to exist as of immediately prior to the Merger Effective Time without any assumption or conversion, and no consideration shall be delivered in respect thereof.

(d)	Check-Cap RSUs.

(i)	Each Check-Cap RSU that is outstanding immediately prior to the Merger Effective Time and that has fully vested as of immediately prior to the Merger Effective Time in accordance with its terms as in effect on the date of this Agreement, but has not been settled in Check-Cap Ordinary Shares prior to the Merger Effective Time (each, a “Check-Cap Vested RSU”), shall, without any further action, be canceled and shall automatically convert into and represent the right to receive from Nobul, immediately following the Merger Effective Time, a number of validly issued, fully paid and nonassessable Nobul Common Shares equal to the product of (x) the number of Check-Cap Ordinary Shares subject to such Check-Cap RSU, and (y) the Nobul Exchange Ratio. Any such payment with respect to a Check-Cap Vested RSU shall be subject to all applicable federal, state and local tax withholding requirements.

(ii)	Each Check-Cap RSU that is outstanding immediately prior to the Merger Effective Time that is not a Check-Cap Vested RSU shall, without any further action, cease to represent a Check-Cap RSU in respect of Check-Cap Ordinary Shares and shall automatically expire and cease to exist as of immediately prior to the Merger Effective Time without any assumption or conversion, and no consideration shall be delivered in respect thereof.

(e)	Check-Cap Warrants.

(i)	As promptly as practicable following execution of this Agreement, Check-Cap shall send a written notice to holders of all of the outstanding and unexercised Check-Cap Registered Direct Warrants and Check-Cap Placement Agent Warrants informing such holders of the execution of this Agreement. Nobul acknowledges and agrees that (x) each Check-Cap Registered Direct Warrant and Check-Cap Placement Agent Warrant that is outstanding and unexercised immediately prior to the Merger Effective Time shall be redeemable for a period of thirty (30) days following the Merger Effective Time (the “Check-Cap Warrant Redemption Period”), and (y) it shall comply with the applicable provisions of each Check-Cap Registered Direct Warrant and Check-Cap Placement Agent Warrant not otherwise redeemed during the Check-Cap Warrant Redemption Period (each, a “Check-Cap Non-Redeemed Warrant”).

(ii)	As promptly as practicable following execution of this Agreement, Check-Cap shall send a written notice to holders of all of the outstanding and unexercised Check-Cap CLA Warrants offering the opportunity to exercise such Check-Cap CLA Warrants in accordance with its terms prior to the Merger Effective Time. Each outstanding and unexercised Check-Cap CLA Warrant prior to the Merger Effective Time shall cease to represent a Check-Cap CLA Warrant in respect of Check-Cap Ordinary Shares and shall automatically expire and cease to exist as of immediately prior to the Merger Effective Time without any assumption or conversion, and no consideration shall be delivered in respect thereof.

(f)	Merger Sub Ordinary Shares. Each Merger Sub Ordinary Share issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become the right to receive one (1) validly issued, fully paid and nonassessable share ordinary share, of the Surviving Company and such shares shall constitute the only outstanding share capital of the Surviving Company.

3.3	Exchange of Shares and Certificates.

(a)	Exchange Agent; Exchange Fund; Israeli Payment Agent.

(i)	Prior to the Closing Date, Nobul (a) shall engage a Canadian nationally-recognized financial institution to be mutually agreed between Check-Cap and Nobul to act as exchange agent in connection with the Merger (the “Exchange Agent”) and (b) may engage an information agent to be mutually agreed between Check-Cap and Nobul to act as information agent in connection with the Merger and assist in obtaining any declaration or Qualified Withholding Certificate or such other forms as may be required under any applicable Tax Law or tax ruling (the “Information Agent”). At the Closing Date, Nobul shall deposit with the Exchange Agent, with no withholding of Taxes, in trust for the sole benefit of the holders of equity securities of Check-Cap immediately prior to the Merger Effective Time, and to the extent required pursuant to Section 3.3(a)(iii), in the Exchange Agent’s name, for exchange in accordance with this Article 3, through the Exchange Agent, Certificates or Book-Entry Shares representing the Check-Cap Merger Consideration issuable pursuant to this Article 3. All Nobul Common Shares deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”. In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of the Check-Cap Merger Consideration due to the holders of equity securities of Check-Cap, Nobul shall promptly deposit additional Certificates or Book-Entry Shares in an amount which is equal to the deficiency in the amount required to make such payment. Nobul shall cause the Exchange Agent to make, and the Exchange Agent shall make, pursuant to irrevocable instructions, delivery of the Check-Cap Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose except as expressly provided for in this Agreement.

(ii)	For purposes of issuance of the Check-Cap Merger Consideration, the Exchange Agent will use an Israeli sub-paying agent (the “Israeli Paying Agent”). Nobul shall cause the Exchange Agent to transfer to the Israeli Paying Agent, with no withholding of Taxes, the portion of the Exchange Fund corresponding to the Check-Cap Merger Consideration (other than in respect of holders of Section 102 Awards and Section 102 Shares), and the Israeli Paying Agent shall make delivery of the Check-Cap Merger Consideration out of the Exchange Fund in accordance with this Agreement and in accordance with any applicable Tax Law or tax ruling. The Israeli Paying Agent will also serve as a trustee for purposes of the 104H Tax Ruling (the “104H Trustee”).

(iii)	Nobul shall pay the first $50,000 of the aggregate fees of the Exchange Agent, the Information Agent and the Israeli Paying Agent, and Nobul and Check-Cap shall share equally the balance of such aggregate fees in excess of $50,000, if any.

(b)	Exchange Procedures.

(i)	Promptly after the Closing, Nobul shall cause the Exchange Agent to mail to each (a) record holder of a certificate or certificates which immediately prior to the Closing Date represented outstanding Check-Cap Ordinary Shares (the “Certificates”), or (b) holder of Check-Cap Ordinary Shares in a book-entry account representing a noncertificated share registered in the shareholders’ register of Check-Cap (the “Book-Entry Shares”), whose shares were converted into the right to receive Nobul Common Shares pursuant to Section 3.2(a), (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavit of loss in lieu thereof as provided in Section 3.3(p) or Book-Entry Share, as applicable) to the Exchange Agent and shall be in such customary form and have such other provisions as Nobul may reasonably specify), (y) instructions for effecting the surrender of the Certificates (or affidavit of loss in lieu thereof as provided in Section 3.3(p) or Book-Entry Share, as applicable) in exchange for the Nobul Common Shares, and (z) such forms and certificates as may be required under any applicable Tax Law or tax ruling, and each in such form as may be reasonably requested by the Exchange Agent or the Israeli Paying Agent, in which the beneficial owner of Check-Cap Ordinary Shares provides certain information necessary for the Exchange Agent, Information Agent or Israeli Paying Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such beneficial owner (and, if the beneficial owner is not the registered owner, the registered owner) hereunder pursuant to the terms of any applicable Tax Law or tax ruling.

(ii)	Upon (a) in the case of Certificates, the surrender of such Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, including, if applicable, a duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms as may be required under any applicable Tax Law or tax ruling, and such other documents as may reasonably be required by the Exchange Agent, Information Agent or Israeli Paying Agent; or (b) in the case of Book-Entry Shares, the receipt of an “agent’s message” by the Exchange Agent, the holder of such Certificates or Book-Entry Shares, as applicable, shall be entitled to receive (subject to, if applicable, a duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms required to be filed or collected under any applicable Tax Law or tax ruling) in exchange therefor the applicable portion of the Check-Cap Merger Consideration to which such holder is entitled pursuant to Section 3.2(a) (which shall be in uncertificated book-entry form, to the extent permitted) and the Certificates so surrendered shall forthwith be cancelled, subject to Section 3.3(i). Notwithstanding anything to the contrary herein, with respect to any Section 102 Shares of Check-Cap that are outstanding immediate prior to the Merger Effective Time, the Check-Cap Merger Consideration in respect of such Section 102 Shares shall be transferred by the Exchange Agent or Nobul to the applicable 102 Trustee in accordance with the terms, the Check-Cap Options Tax Ruling, Section 102 of the Israeli Income Tax Ordinance and/or any other approval that may be issued by the ITA.

(iii)	In the event of a transfer of a Certificate which is not registered in the transfer records of Check-Cap as of the Closing Date, certificates representing the proper amount of Nobul Common Shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Nobul Common Shares to a Person other than the registered holder of such Certificate or establish to the satisfaction of Nobul that such Tax has been paid or is not applicable and subject to the provisions of Section 3.3(i). Until surrendered as contemplated by this Section 3.3(b), each Certificate and Book-Entry Share shall be deemed at any time after the Closing Date to represent only the right to receive the applicable portion of the Check-Cap Merger Consideration (and any amounts to be paid pursuant to Section 3.3(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 3.3(c).

(iv)	Notwithstanding anything to the contrary in this Agreement, any holder of a Book-Entry Share shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the applicable portion of the Check-Cap Merger Consideration that such holder is entitled to receive pursuant to Section 3.2(a) upon such surrender. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically be entitled to receive, and Nobul shall cause the Exchange Agent to pay and deliver, as soon as practicable after the Closing Date, the applicable portion of the Check-Cap Merger Consideration pursuant to the provisions of this Article 3, subject to any applicable withholding Tax pursuant to Section 3.3(c) (and if applicable, subject to the submission to the Exchange Agent or the Israeli Paying Agent of any duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms required to be filed or collected under any applicable Tax Law or tax ruling), and the Book-Entry Shares of such holder shall forthwith be cancelled.

(c)	Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Nobul Common Shares with a record date after the Closing Date shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Nobul Common Shares represented thereby, until such Certificate or Book-Entry Share has been surrendered in accordance with this Article 3. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole Nobul Common Shares issuable in exchange therefor pursuant to this Article 3, together with the amount of dividends or other distributions with a record date after the Closing Date theretofore paid with respect to such whole Nobul Common Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing Date and a payment date subsequent to such surrender payable with respect to such whole Nobul Common Shares, less the amount of any withholding Taxes pursuant to Section 3.3(i).

(d)	No Further Rights. All Nobul Common Shares issued upon conversion of Check-Cap Ordinary Shares in accordance with the terms of this Article 3 shall be deemed to have been issued in full satisfaction of all rights pertaining to such Check-Cap Ordinary Shares. At the Closing Date, the share transfer books of Check-Cap shall be closed and there shall be no further registration of transfers on the share transfer books of the Surviving Company of Check-Cap Ordinary Shares which were outstanding immediately prior to the Closing Date. If, after the Closing Date, Certificates or Book-Entry Shares are presented to Nobul, the Exchange Agent or the Israeli Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article 3.

(e)	Adjustments to Aggregate Transaction Consideration. The Check-Cap Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Check-Cap Ordinary Shares occurring on or after the date hereof and prior to the Merger Effective Time to provide the holders of Check-Cap Ordinary Shares immediately prior to the Merger Effective Time the same economic effect as contemplated by this Agreement prior to such event.

(f)	Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by, or otherwise undistributed to, the holders of Check-Cap Ordinary Shares for six (6) months after the Closing Date shall be delivered to Nobul upon demand, and any holders of Check-Cap Ordinary Shares who have not theretofore complied with this Article 3 shall thereafter look only to Nobul for satisfaction of its claim for the applicable portion of the Check-Cap Merger Consideration and any dividends or distributions pursuant to Section 3.3(c), payable upon due surrender of their Certificate or Book-Entry Share (with Nobul or a Representative appointed thereby acting as the Exchange Agent).

(g)	No Liability. None of the Parties, the Exchange Agent or the Israeli Paying Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any Nobul Common Shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)	Payments with Respect to Check-Cap Vested RSUs. Promptly, but in any event within five (5) Business Days after the Merger Effective Time, Nobul shall cause the transfer of the aggregate number of Nobul Common Shares issuable with respect to Check-Cap Vested RSUs, as Section 102 Awards, to the 102 Trustee, on behalf of holders of such Check-Cap Vested RSUs, in accordance with Section 102 and the Check-Cap Options Tax Ruling (or the Check-Cap Interim Options Tax Ruling, if applicable), if obtained (the “Check-Cap Section 102 Award Consideration”). The Check-Cap Section 102 Award Consideration (if any) shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Check-Cap Options Tax Ruling (or the Check-Cap Interim Options Tax Ruling, if applicable), if obtained, and shall be released by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Check-Cap Options Tax Ruling (or the Check-Cap Interim Options Tax Ruling, if applicable), if obtained.

(i)	Withholding Rights.

(i)	Each of the Exchange Agent, the 102 Trustee, the Israeli Paying Agent, Nobul, and the Surviving Company (each a “Payor”) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, (i) such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, and (ii) the applicable Payor shall provide to the relevant Person, as soon as practicable, written confirmation of the amount so withheld; provided, that notwithstanding the foregoing, the Exchange Agent, Nobul, and the Surviving Company and their respective agents shall not withhold any such U.S. Tax (or shall withhold at a reduced rate) with respect to any holder of Check-Cap Ordinary Shares or Check-Cap Vested RSUs if such holder delivers to the Exchange Agent, Nobul, and the Surviving Company or their applicable agents (in the case of Check-Cap Ordinary Shares, together with the exchanged Check-Cap Ordinary Shares), a validly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, including supporting documentation to the extent required, demonstrating that a valid exemption from or qualification for a reduced rate of U.S. Tax withholding applies to the amounts relating thereto.

(ii)	With respect to Israeli Tax and subject to any other provision to the contrary in the Withholding Tax Ruling, the Capital Market Tax Ruling, the 104H Tax Ruling, or the Check-Cap Options Tax Ruling, and in accordance with the undertaking of the Israeli Paying Agent to the Exchange Agent and to Nobul provided to Nobul prior to the Closing Date, pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the Check-Cap Merger Consideration payable or otherwise deliverable hereunder (including any amounts payable in respect of dividends or other distributions thereon, in accordance with Section 3.3(c)) to each of the holders of Check-Cap Ordinary Shares, other than holders of Section 102 Shares and holders of Check-Cap Vested RSUs (each, a “Securityholder”) shall be transferred to, and retained by, the Israeli Paying Agent for the respective benefit of each Securityholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”), during which time the Israeli Paying Agent shall not pay or deliver any amounts to a Securityholder and shall not withhold any Israeli Tax from such applicable portion of the Check-Cap Merger Consideration and any other amounts, except as provided below. During such period, each Securityholder may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Israeli Paying Agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholdings (the “Qualified Withholding Certificate”). Where a Securityholder submits a Qualified Withholding Certificate to the Israeli Paying Agent no later than three (3) Business Days before the Withholding Drop Date, the Israeli Paying Agent shall deduct and withhold and timely transfer to the ITA, an amount from the Securityholder’s portion of the Aggregate Transaction Consideration and any other amounts, as specified in the Qualified Withholding Certificate (to the extent applicable). Where a Securityholder (a) fails to submit a Qualified Withholding Certificate to the Israeli Paying Agent by no later than three (3) Business Days before the Withholding Drop Date or (b) submits a written request to the Israeli Paying Agent to release its portion of the Check-Cap Merger Consideration prior to the Withholding Drop Date but fails to submit a Qualified Withholding Certificate at or before such time, the Israeli Paying Agent shall deduct and withhold and timely transfer to the ITA, an amount from the Securityholder’s portion of the Aggregate Transaction Consideration and any other amounts payable, as required under applicable Law. To the extent that Israeli Taxes must be withheld on behalf of a Securityholder, the Securityholder shall provide the Israeli Paying Agent with the cash amount due with regards to such Israeli Taxes, within three (3) Business Days from receipt of a request from the Israeli Paying Agent to make such payment, and in any event prior to the release of the applicable portion of the Check-Cap Merger Consideration and any other amounts deliverable or payable to the Securityholder. In the event that the Securityholder fails to provide the Israeli Paying Agent with the full cash amount necessary to satisfy such Israeli Taxes within such timeframe, the Israeli Paying Agent shall be entitled to sell the Securityholder’s retained Nobul Common Shares, on behalf of and for the benefit of such Securityholder on the open market to a person other than Nobul or any Affiliate of Nobul to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli Taxes due with respect to such Securityholder, net of any expenses, shall be delivered to the applicable Securityholder and the Israeli Taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli Paying Agent in connection with such sale shall be borne by such Securityholder.

(iii)	Notwithstanding anything to the contrary in this Agreement, and subject to any other provision to the contrary in the Withholding Tax Ruling, the Capital Market Tax Ruling, and the 104H Tax Ruling with respect to Israeli Tax, until a Securityholder presents to the Israeli Paying Agent a Qualified Withholding Certificate fully exempting the Israeli Paying Agent from Israeli Tax withholding or evidence satisfactory to the Israeli Paying Agent that the full applicable Israeli Tax amount with respect to such Securityholder, as reasonably determined by the Israeli Paying Agent, was paid to the Israeli Paying Agent or to the ITA, any certificates of Nobul Common Shares issuable to such Securityholder shall be issued only in the name of the Israeli Paying Agent to be held in trust for and on behalf of and for the benefit of the relevant Securityholder and delivered to such Securityholder in compliance with the withholding requirements under this Section 3.3(i).

(iv)	Each Person hereby waives, releases and absolutely and forever discharges Nobul, the Exchange Agent, the Israeli Paying Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the forfeiture or sale of any portion of the Nobul Common Shares otherwise deliverable to such Person in compliance with the withholding requirements under this Section 3.3(i). For the avoidance of doubt, each holder of Check-Cap Ordinary Shares entitled to receive Nobul Common Shares pursuant to this Agreement (each, a “recipient”) shall be treated as the beneficial owner of such shares of Nobul Common Shares for all Tax purposes as of the Closing Date, regardless of whether such Nobul Common Shares are held directly by such recipient or by the Exchange Agent or the Israeli Paying Agent on behalf of such recipient, and each of the Parties shall cause and instruct the Exchange Agent and the Israeli Paying Agent to act consistent with such treatment for all purposes, including dividend rights applicable to the Nobul Common Shares. To the extent the Israeli Paying Agent sells any recipient’s Nobul Common Shares, (i) the Israeli Paying Agent shall be acting on behalf of and for the benefit of such recipient, solely as an agent of the recipient, for administrative convenience, (ii) the recipient shall be treated as the seller, and prior to the sale, the beneficial owner of such of Nobul Common Shares for all Tax purposes, including Tax reporting, and (iii) the recipient shall be responsible for, and hold the Israeli Paying Agent and each of its respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of such recipient’s Nobul Common Shares. To the extent that the Israeli Paying Agent is unable, for whatever reason, to sell the applicable portion of Nobul Common Shares required to finance applicable deduction or withholding requirements, then the Israeli Paying Agent shall be entitled to hold all of the Nobul Common Shares otherwise deliverable to the applicable recipient until the earlier of: (a) the receipt of a Qualified Withholding Certificate from the recipient fully exempting the Israeli Paying Agent and Nobul from Tax withholding; or (b) such time when the Israeli Paying Agent is able to sell the portion of Nobul Common Shares otherwise deliverable to such recipient that is required to enable the Israeli Paying Agent to comply with such applicable deduction or withholding requirements. Any costs or expenses incurred by the relevant Israeli Paying Agent in connection with such sale shall be borne by, and deducted from the payment to, the applicable recipient.

(v)	Any withholding made in NIS with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the payment date and in such manner as the Israeli Paying Agent reasonably determines to be in compliance with applicable Tax Law and any Tax ruling issued by the ITA. Any currency conversion commissions shall be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such consideration recipient.

(vi)	Notwithstanding anything to the contrary herein, any payments made to holders of Section 102 Shares, Section 102 Awards will be subject to deduction or withholding of Taxes under the Israeli Tax Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless prior to the 16th day of the calendar month following the month during which the Closing occurs, (i) with respect to Section 102 Awards and Section 102 Shares the Check-Cap Options Tax Ruling (or the Check-Cap Interim Options Tax Ruling) shall have been obtained, in which case, the 102 Trustee, Nobul, and the Surviving Company will act in accordance with the terms of the Check-Cap Options Tax Ruling (or the Check-Cap Interim Options Tax Ruling), and (ii) with respect to holders of Check-Cap Vested RSUs, a Qualified Withholding Certificate was provided.

(j)	104H Tax Ruling. As soon as practicable following the date hereof, but in any event no later than ten (10) Business Days following the date hereof, Check-Cap shall, in coordination with Nobul and its Israeli legal counsel, advisors and accountants prepare and file with the ITA an application for a ruling permitting any holder of Nobul Common Shares who elects to become a party to such a Tax ruling (each, an “Electing Holder”), to defer any applicable Israeli Tax, if applied, with respect to such consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such portion of the consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Income Tax Ordinance (the “104H Tax Ruling”). If the 104H Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, Check-Cap shall obtain prior to the Closing an interim tax ruling confirming, among other things, that Nobul and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made to the 104H Trustee (the “104H Interim Tax Ruling”). To the extent that an 104H Interim Tax Ruling, rather than the 104H Tax Ruling, shall have been obtained prior to the Closing, then all references in this Agreement to the 104H Tax Ruling shall be deemed to refer to such 104H Interim Tax Ruling, until such time that a final definitive 104H Tax Ruling is obtained. Check-Cap shall cooperate with Nobul and its Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling or the 104H Interim Tax Ruling; provided, that (i) any costs associated with the application for the 104H Tax Ruling and the 104H Interim Tax Ruling shall be paid by Check-Cap; (ii) the final texts of the applications for the 104H Tax Ruling or the 104H Interim Tax Ruling and the 104H Tax Ruling or the 104H Interim Tax Ruling shall be subject to the prior written confirmation of Nobul and its counsel; and (iii) such ruling shall not impose any restrictions or obligations on Nobul without Nobul’s prior written consent. Upon obtaining each of the 104H Tax Ruling and the 104H Interim Tax Ruling, Check-Cap, Nobul, the 104H Trustee and each Electing Holder (each, if required) shall furnish to the ITA customary approval letters of the terms of such ruling. The 104H Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(k)	Withholding Tax Ruling (tzibur me’unyan). As soon as practicable following the date of this Agreement, but in any event within ten (10) Business Days thereafter, Check-Cap shall in coordination with Nobul and its Israeli legal counsel, advisors and accountants, prepare and file with the ITA an application for a ruling pursuant to Section 104 of the Israeli Income Tax Ordinance (tzibur me’unyan) with respect to (i) any recipient of the Check-Cap Merger Consideration that (a) acquired Check-Cap Ordinary Shares on or after February 19, 2015, (b) as of the Closing Date (or another date, if required by the ITA), holds less than five percent (5%) of the share capital of Check-Cap, (c) is not a registered shareholder, (d) is not an office holder (e.g., director, the chief executive officer and the deputy chief executive officer), and (e) is not an Electing Holder, exempting Nobul, the Exchange Agent, the Israeli Paying Agent, and the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Check-Cap Merger Consideration, or clarifying that no such obligation exists and (ii) any recipient of the Check-Cap Merger Consideration (other than those in the preceding sub-clause (i)), instructing Nobul, the Exchange Agent, the Israeli Paying Agent, and the Surviving Company and their respective agents on how such withholding shall be applied, confirming what withholding Tax rate shall be applied and advising on how any such recipients or holders shall be identified (the “Withholding Tax Ruling”), which, for removal of doubt, shall be either a separate Tax ruling (or rulings) or incorporated as part of the 104H Tax Ruling. For the avoidance of doubt, any recipient of the Check-Cap Merger Consideration that acquired its Check-Cap Ordinary Shares prior to February 19, 2015 or that, as of the Closing Date (or another date, if required by the ITA), holds five percent (5%) or more of the share capital of Check-Cap may not be covered by the Withholding Tax Ruling and may instead (a) choose to apply the provisions of the 104H Tax Ruling and Section 104H of the Israeli Income Tax Ordinance with respect to the consideration payable to such recipient pursuant to this Agreement by becoming an Electing Holder and following the procedures set out by the ITA in the 104H Tax Ruling with respect to such an election if and to the extent such ruling is obtained, or (b) obtain a Qualified Withholding Certificate; otherwise, such recipient’s Check-Cap Merger Consideration shall be subject to Israeli withholding in accordance with the provisions of this Agreement. Without limiting the generality of foregoing, Check-Cap shall cooperate with Nobul and its Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling; provided that (i) any costs associated with the application for the Withholding Tax Ruling shall be paid by Check-Cap; (ii) the final texts of the application for the Withholding Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Nobul and its counsel; and (iii) such ruling shall not impose any restrictions or obligations on Nobul without Nobul’s prior written consent. Upon the obtaining of the Withholding Tax Ruling, Nobul, Check-Cap and the Israeli Paying Agent shall furnish to the ITA customary approval letters of the terms of such ruling. Subject to the terms and conditions hereof, Check-Cap shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. The Withholding Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(l)	Capital Market Tax Ruling. If required by the ITA, as soon as practicable following the date of notice of such requirement, but in any event within ten (10) Business Days thereafter, Check-Cap shall, in coordination with Nobul and its Israeli legal counsel, advisors and accountants, prepare and file with the ITA an application for a ruling with respect to (i) any recipient of the Check-Cap Merger Consideration that (a) is not covered by the Withholding Tax Ruling, (b) acquired Check-Cap Ordinary Shares on or after February 19, 2015, (c) as of the Closing Date (or another date, if required by the ITA), holds less than five percent (5%) of the share capital of Check-Cap, (d) is not an Electing Holder, (e) its portion of the Check-Cap Merger Consideration is not higher than a certain threshold determined under such ruling, (f) holds the Check-Cap Ordinary Shares through a non-Israeli broker, and (g) is not a registered shareholder, and such recipient provides a declaration pursuant to which (among other conditions), such recipient is not, and at the date of the acquisition of the Check-Cap Ordinary Shares was not, a resident of Israel for tax purposes and such other conditions as determined by the ITA, exempting Nobul, the Exchange Agent, the Israeli Paying Agent and the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from any Check-Cap Merger Consideration deliverable pursuant to this Agreement to the Exchange Agent and/or the Israeli or non-Israeli brokers on behalf of such recipients, or clarifying that no such obligation exists and (ii) any recipient of the Check-Cap Merger Consideration other than those in the preceding sub-clause (i), instructing Nobul, the Exchange Agent, the Israeli Paying Agent, and the Surviving Company and their respective agents on how such withholding shall be applied, confirming what withholding Tax rate shall be applied and advising on how any such recipients or holders shall be identified, all subject to statutory or customary terms and conditions regularly associated with such a ruling to be included within the ruling (the “Capital Market Tax Ruling”), which, for the avoidance of doubt, shall be either a separate Tax ruling (or rulings) or incorporated as part of the Withholding Tax Ruling or the 104H Tax Ruling. For the avoidance of doubt, any recipient of the Check-Cap Merger Consideration that acquired its Check-Cap Ordinary Shares prior to February 19, 2015 or that, as of the Closing Date (or another date, if required by the ITA), holds five percent (5%) or more of the share capital of Check-Cap, or its portion of the Check-Cap Merger Consideration is higher than a certain threshold determined under Capital Market Tax Ruling, may not be covered by the Capital Market Tax Ruling and may instead (a) choose to apply the provisions of the 104H Tax Ruling and Section 104H of the Israeli Income Tax Ordinance with respect to the consideration payable to such recipient pursuant to this Agreement by becoming an Electing Holder and following the procedures set out by the ITA in the 104H Tax Ruling with respect to such an election if and to the extent such ruling is obtained, or (b) obtain a Qualified Withholding Certificate; otherwise, such recipient’s Check-Cap Merger Consideration shall be subject to Israeli withholding in accordance with applicable Tax Law and the provisions of this Agreement. Without limiting the generality of foregoing, Check-Cap shall cooperate with Nobul and its Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Capital Market Tax Ruling; provided that (i) any costs associated with the application for the Capital Market Tax Ruling shall be paid by Check-Cap; (ii) the final texts of the application for the Capital Market Tax Ruling and the Capital Market Tax Ruling shall be subject to the prior written confirmation of Nobul and its counsel; and (iii) such ruling shall not impose any restrictions or obligations on Nobul without Nobul’s prior written consent. Upon the obtaining of the Capital Market Tax Ruling, Nobul, Check-Cap and the Israeli Paying Agent shall furnish to the ITA customary approval letters of the terms of such ruling. Subject to the terms and conditions hereof, Check-Cap shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Capital Market Tax Ruling, as promptly as practicable. The Capital Market Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(m)	Capital Reduction Tax Ruling. As soon as practicable following the date hereof, but in any event no later than ten (10) Business Days following the date hereof, Check-Cap shall, in coordination with Nobul and its Israeli legal counsel, advisors and accountants prepare and file with the ITA an application for a ruling confirming that the Check-Cap Dividend shall not be classified as a dividend distribution but rather as a capital reduction for Israeli Tax purposes, which ruling may be subject to statutory or customary terms and conditions associated with such a ruling (the “Capital Reduction Tax Ruling”), which, for removal of doubt, shall be a separate Tax ruling, provided that (i). any costs associated with the application for the Capital Reduction Tax Ruling shall be paid by Check-Cap; (ii) the final text of the application for the Capital Reduction Tax Ruling and the Capital Reduction Tax Ruling shall be subject to the prior written confirmation of Nobul and its counsel; and (iii) such ruling shall not impose any restrictions or obligations on Nobul without Nobul’s prior written consent.

(n)	Options Tax Ruling.

(i)	As soon as practicable after the date of this Agreement, Check-Cap shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Nobul prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) confirming that (i) the cancellation of, and the consideration paid with respect to, the Section 102 Awards of Check-Cap (including any Check-Cap Vested RSUs, if any, that are Section 102 Awards) pursuant to this Agreement shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Israeli Income Tax Ordinance) so long as the respective consideration is deposited with the 102 Trustee and that a tax continuity shall apply with respect to the Merger Consideration in respect to such Section 102 Shares (ii) the deposit of the respective consideration with the Israeli Paying Agent and the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Check-Cap Options Tax Ruling”). If the Check-Cap Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, Check-Cap shall obtain prior to the Closing an interim tax ruling confirming, among other things, that Check-Cap and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made under this Agreement with respect to any Section 102 Awards to the 102 Trustee and the Exchange Agent (the “Check-Cap Interim Options Tax Ruling”). To the extent that the Check-Cap Interim Options Tax Ruling, rather than the Check-Cap Options Tax Ruling, shall have been obtained prior to the Closing, then all references in this Agreement to the Check-Cap Options Tax Ruling shall be deemed to refer to such Check-Cap Interim Options Tax Ruling, until such time that a final definitive Check-Cap Options Tax Ruling is obtained. Subject to the terms and conditions hereof, Check-Cap shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements to obtain the Check-Cap Interim Options Tax Ruling and the Check-Cap Option Tax Ruling as promptly as practicable. The final text of the Check-Cap Options Tax Ruling or the Check-Cap Interim Options Tax Ruling shall in all circumstances be subject to the prior written confirmation of Nobul or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Check-Cap Options Tax Ruling and the Check-Cap Interim Options Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(o)	Cooperation. Check-Cap and Nobul shall, and shall cause their respective legal and accounting Representatives to, coordinate and cooperate with each other in good faith with respect to the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling, the Withholding Tax Ruling, the Capital Market Tax Ruling, the Capital Reduction Tax Ruling, and the Check-Cap Options Tax Ruling, as applicable, subject to the understanding that following the filing of each tax ruling application (as detailed in Sections 3.3(j) through 3.3(o) above), the process in respect of each tax ruling shall be controlled by Nobul, other than the Check-Cap Options Tax Ruling, which shall be controlled by Check-Cap. Nobul shall keep Check-Cap updated on any written or oral submission and any discussions or meetings with the ITA relating to the 104H Tax Ruling, the Withholding Tax Ruling, the Capital Market Tax Ruling, the Capital Reduction Tax Ruling and Check-Cap shall keep Nobul updated on any written or oral submission and any discussions or meetings with the ITA relating to the Check-Cap Options Tax Ruling. For the avoidance of doubt, Nobul, Check-Cap and their respective legal and accounting Representatives shall not make any application to, or conduct any material negotiation with, the ITA with respect to any matter relating to the 104H Tax Ruling, the Withholding Tax Ruling, the Capital Market Tax Ruling, the Capital Reduction Tax Ruling or the Check-Cap Options Tax Ruling, as applicable, without first consulting with Nobul, Check-Cap and their respective Israeli legal counsel and granting such Israeli legal counsel the opportunity to review, comment on and approve the draft applications (which approval shall not be unreasonably withheld, delayed or conditioned), and shall enable them to participate in all material discussions and meetings with the ITA relating thereto. To the extent that a Party elects not to participate in any such meeting or discussion, then the other relevant Parties shall provide the non-participating Party and its Israeli legal counsel with an update of the discussions or meetings held with the ITA. Notwithstanding anything else in this Section 3.3, the text of the applications for, filing relating to, and the final text of the 104H Tax Ruling, the Withholding Tax Ruling, the Capital Market Tax Ruling, the Capital Reduction Tax Ruling, and the Check-Cap Options Tax Ruling, as applicable, shall be subject to the prior written confirmation of Nobul, Check-Cap or their counsel, not to be unreasonably withheld, conditioned, or delayed.

(p)	Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Nobul Common Shares as may be required pursuant to Section 3.2(a) and any dividends or distributions payable pursuant to Section 3.3(c); provided, however, that Nobul may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a customary agreement of indemnification in form reasonably satisfactory to Nobul, or a bond in such sum as Nobul may reasonably direct as indemnity, against any claim that may be made against Nobul or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

(q)	Fractional Shares. No fraction of a Nobul Common Share will be issued by virtue of the Merger, and any time that Nobul Common Shares are distributed to any Person pursuant to this Agreement, such amount of shares (after aggregating all fractional shares of Nobul Common Shares that otherwise would be received by such Person in connection with such distribution) shall be rounded to the nearest whole number (with 0.5 shares rounded up).

3.4	Calculation of Net Cash.

(a)	No later than ten (10) days prior to the Anticipated Closing Date (the “Net Cash Determination Date”), Check-Cap will deliver to Nobul a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Check-Cap’s good faith, estimated calculation of Net Cash (the “Net Cash Calculation” and the date of delivery of such schedule being the “Net Cash Schedule Delivery Date”) as of the close of business on the last Business Day prior to the Anticipated Closing Date (the “Net Cash Determination Time”), which Net Cash Schedule shall be prepared by Check-Cap’s Chief Financial Officer. Check-Cap shall make reasonably available to Nobul, as reasonably requested by Nobul, the work papers and back-up materials used in preparing the Net Cash Schedule and, if reasonably requested by Nobul, Check-Cap’s accountants and counsel at reasonable times and upon reasonable notice.

(b)	No later than five (5) days after the Net Cash Schedule Delivery Date (the last day of such period, the “Net Cash Response Date”), Nobul shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to Check-Cap (a “Net Cash Dispute Notice”). Any Net Cash Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c)	If, on or prior to the Net Cash Response Date, Nobul notifies Check-Cap in writing that it has no objections to the Net Cash Calculation or, if on the Net Cash Response Date, Nobul fails to deliver a Net Cash Dispute Notice as provided in Section 3.4(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Net Cash Determination Time for purposes of this Agreement.

(d)	If Nobul delivers a Net Cash Dispute Notice on or prior to the Net Cash Response Date, then Representatives of Check-Cap and Nobul shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Net Cash Determination Time for purposes of this Agreement.

(e)	If Representatives of Check-Cap and Nobul are unable to negotiate an agreed-upon determination of Net Cash as of the Net Cash Determination Time pursuant to Section 3.4(b) within three (3) days after delivery of the Net Cash Dispute Notice (or such other period as Check-Cap and Nobul may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Check-Cap and Nobul (the “Accounting Firm”). Check-Cap and Nobul shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule and the Net Cash Dispute Notice, and Check-Cap and Nobul shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Check-Cap and Nobul shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Check-Cap and Nobul. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Check-Cap and Nobul, shall be final and binding on Check-Cap and Nobul and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Net Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 3.4(e). The fees and expenses of the Accounting Firm shall be allocated between Check-Cap and Nobul in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Net Cash. If this Section 3.4(e) applies as to the determination of the Net Cash at the Net Cash Determination Time described in Section 3.4(e), upon resolution of the matter in accordance with this Section 3.4(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Check-Cap and Nobul may request a redetermination of Net Cash if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

Article 4
REPRESENTATIONS AND WARRANTIES OF NOBUL

Except as set forth in the written disclosure schedule delivered by Nobul to Check-Cap (the “Nobul Disclosure Schedule”), Nobul represents and warrants to Check-Cap as follows:

4.1	Due Organization; Subsidiaries.

(a)	Each of Nobul and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing (to the extent applicable in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b)	Each of Nobul and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Nobul Material Adverse Effect.

(c)	Except as set forth on Section 4.1(c) of the Nobul Disclosure Schedule, Nobul has no Subsidiaries, and neither Nobul nor any of the Entities identified in Section 4.1(c) of the Nobul Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 4.1(c) of the Nobul Disclosure Schedule. Neither Nobul nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Nobul nor any of its Subsidiaries has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

4.2	Organizational Documents.

Nobul has delivered to Check-Cap accurate and complete copies of the Organizational Documents of Nobul and Nobul Technologies Inc. Neither Nobul nor any of its Subsidiaries, as described in Section 4.1 Disclosure Schedule is in breach or violation of its Organizational Documents in any material respect.

4.3	Authority; Binding Nature of Agreement.

Nobul has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by Nobul and, assuming the due authorization, execution and delivery by Check-Cap, constitutes the legal, valid and binding obligation of Nobul, enforceable against Nobul in accordance with its terms, subject to the Enforceability Exceptions.

4.4	Non-Contravention; Consents.

(a)	Subject to compliance with any applicable Antitrust Law, and obtaining, complying with and making the filings under the Nobul Required Approvals, neither (i) the execution, delivery or performance of this Agreement by Nobul, nor (ii) the consummation of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)	contravene, conflict with or result in a violation of any of the provisions of Nobul’s or any of its Subsidiaries’ Organizational Documents;

(ii)	contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which Nobul or its Subsidiaries, or any of the assets owned or used by Nobul or its Subsidiaries, is subject;

(iii)	contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Nobul or its Subsidiaries;

(iv)	contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Nobul Material Contract, or give any Person the right to: (a) declare a default or exercise any remedy under any Nobul Material Contract, (b) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Nobul Material Contract, (c) accelerate the maturity or performance of any Nobul Material Contract or (d) cancel, terminate or modify any term of any Nobul Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v)	result in the imposition or creation of any material Encumbrance upon or with respect to any asset owned or used by Nobul or its Subsidiaries (except for Permitted Encumbrances).

(b)	Except for (i) any required filings under any applicable Antitrust Law, (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws (collectively, the “Nobul Required Approvals”), and (iii) where the failure to obtain such Consents, or to make such filings with or give notifications to, any Person, would not reasonably be expected to have, individually or in the aggregate, a Nobul Material Adverse Effect, neither Nobul nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (a) the execution, delivery or performance of this Agreement or (b) the consummation of the Transactions.

4.5	Capitalization.

(a)	The authorized capital of Nobul as of the date of this Agreement consists of Nobul Common Shares, Nobul Class R Shares, Nobul Preferred Shares, Nobul New Preferred Shares, Nobul Class AAA Preferred Shares, Nobul Series C Preferred Shares, and Nobul Series D Preferred Shares, of which 633,293,857 Nobul Common Shares, 100 Nobul Class R Shares, 3,812,000 Nobul Class AAA Preferred Shares, 17,012,450 Nobul Series C Preferred Shares, and 66,829,588 Nobul Series D Preferred Shares have been issued and are outstanding as of the close of the Business Day immediately preceding the date of this Agreement. Section 4.5(a) of the Nobul Disclosure Schedule sets forth the details of any Nobul Convertible Securities that will convert or be exchanged for Nobul Common Shares in connection with the Transactions.

(b)	All of the outstanding Nobul Shares and all outstanding securities of the Subsidiaries as set out in Section 4.5(b) of the Nobul Disclosure Schedule have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. All shares and securities owned by Nobul in any of its Subsidiaries as set out in Section 4.5(b) of the Nobul Disclosure Schedule are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by Nobul free and clear of all Encumbrances, other than transfer restrictions under applicable securities laws and the Organizational Documents of such Subsidiary. None of the outstanding Nobul Shares or any of the securities of Nobul’s Subsidiaries is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Nobul Shares or any of the outstanding securities of Nobul’s Subsidiaries is subject to any right of first refusal in favor of Nobul or any other Person. Except as contemplated herein, there is no Nobul Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Nobul Shares or any securities of Nobul’s Subsidiaries.

(c)	Except for the Nobul Equity Incentive Plans, neither Nobul nor any of its Subsidiaries has any stock option or equity incentive plan or other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. As of the date of this Agreement, Nobul has reserved 108,142,200 Nobul Common Shares for issuance under the Nobul Equity Incentive Plans, of which 57,786,480 Nobul Common Shares have been issued and are currently outstanding, and 50,355,720 Nobul Common Shares remain available for future issuance pursuant to the Nobul Equity Incentive Plans. Section 4.5(c) of the Nobul Disclosure Schedule sets forth the following information with respect to each Nobul Option outstanding as of the date of this Agreement, as applicable: (i) the number of Nobul Common Shares subject to such Nobul Option at the time of grant that are still active as of the date of this Agreement, (ii) the exercise price(s) of any Nobul Option, (iii) the year such Nobul Option was granted, (iv) the number of vested and unvested shares subject to such Nobul Option as of the date of this Agreement, and (v) the term of such Nobul Option. Section 4.5(c) of the Nobul Disclosure Schedule sets forth the following information with respect to each Nobul RSU outstanding as of the date of this Agreement, as applicable: (i) the number of Nobul Common Shares issuable for such Nobul RSU as of the date of this Agreement, (ii) the applicable vesting schedule, including any acceleration provisions, and (iii) the term of such Nobul RSU. Nobul has made available to Check-Cap an accurate and complete copy of the Nobul Equity Incentive Plan. As of the date of this Agreement, Nobul has reserved 35,000,000 Nobul Common Shares for issuance upon the conversion of the Nobul Debentures in accordance with their terms and 31,434,000 Nobul Common Shares for issuance upon the exercise of the Nobul Warrants in accordance with their terms.

(d)	All outstanding Nobul Common Shares, Nobul Preferred Shares, Nobul Options, Nobul RSUs, Nobul Debentures, Nobul Warrants and other securities of Nobul and each of the Subsidiaries have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts and (iii) the Organizational Documents of the applicable issuing entity.

4.6	Financial Statements.

(a)	Nobul has made available to Check-Cap accurate and complete copies of (i) Nobul’s audited consolidated balance sheets at December 31, 2021 and December 31, 2022, (ii) Nobul Unaudited Interim Balance Sheet, and (iii) Nobul’s unaudited statements of income, cash flow and shareholders’ equity for the nine (9) months ended September 30, 2023 (collectively, the “Nobul Financials”). Nobul Financials (a) were prepared in accordance with IFRS (except as may be indicated in the footnotes to such Nobul Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by IFRS and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (b) fairly present, in all material respects, the financial position and operating results of Nobul and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b)	Each of Nobul and its Subsidiaries maintains a system of internal accounting controls that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	Since January 1, 2022, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Nobul, Nobul Board or any committee thereof. Since January 1, 2022, neither Nobul nor its independent auditors have identified (i) any material weakness in the design or operation of the system of internal accounting controls utilized by Nobul and its Subsidiaries, or (ii) any fraud, whether or not material, that involves Nobul, any of its Subsidiaries, Nobul’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Nobul and its Subsidiaries.

4.7	Absence of Changes.

Except for the Nobul Arrangement, between the date of Nobul Unaudited Interim Balance Sheet and the date of this Agreement, Nobul has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Nobul Material Adverse Effect or (b) action, event or occurrence that would have required consent of Check-Cap pursuant to Section 6.2(a) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.8	Absence of Undisclosed Liabilities.

Neither Nobul nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with IFRS, except for: (a) Liabilities disclosed, reflected or reserved against in Nobul Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Nobul or its Subsidiaries since the date of Nobul Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Nobul or any of its Subsidiaries under Nobul Contracts, (d) Liabilities incurred in connection with the Transactions and (e) Liabilities listed in Section 4.8 of the Nobul Disclosure Schedule.

4.9	Title to Assets.

Each of Nobul and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on Nobul Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Nobul or any of its Subsidiaries as being owned by Nobul or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Nobul or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.10	Real Property.

Neither Nobul nor any of its Subsidiaries owns any real property contemplated in this Agreement.

4.11	Intellectual Property.

Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Nobul Material Adverse Effect:

(a)	presently and immediately following the Closing, Nobul or its Subsidiaries owns and will own all proprietary rights provided in law and at equity in, or has or will have obtained valid and enforceable licenses or other rights to use, the Intellectual Property which are necessary or are used for the conduct of Nobul’s business, free and clear of any Liens or other adverse claims or interests of any kind or nature affecting the assets of Nobul’s business; and

(b)	(A) to the extent any Intellectual Property owned by Nobul or one of its Subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons will have been irrevocably assigned in writing to Nobul or one of its Subsidiaries, as applicable, and such persons will have waived all moral rights in such person’s contribution to such Intellectual Property or component thereof; (B) to the Knowledge of Nobul, no third parties have any claim of adverse ownership or other opposition to any Intellectual Property owned by or licensed to Nobul or its Subsidiaries or rights in the subject matter of such Intellectual Property; (C) to the Knowledge of Nobul, there is no infringement by third parties of any Intellectual Property owned by or licensed to Nobul or its Subsidiaries; (D) to the Knowledge of Nobul, there is no action, suit, proceeding or claim pending or threatened, by others challenging Nobul’s or its Subsidiaries’ rights in or to any Intellectual Property owned by Nobul or any of its Subsidiaries or the validity of any Intellectual Property owned by or licensed to Nobul and its Subsidiaries, and Nobul is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (E) to the Knowledge of Nobul, there is no action, suit, proceeding or claim pending or threatened, by others that Nobul or any of its Subsidiaries infringes or otherwise violates any Intellectual Property of others; and (F) Nobul and its Subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property owned or licensed by Nobul and its Subsidiaries.

4.12	Privacy and Data Security.

Nobul and each of its Subsidiaries have complied in all material respects with all applicable Privacy Laws and the applicable terms of any Nobul Contracts relating to privacy, security, collection, transfer (including cross-border), keeping complete, correct, accurate and up-to-date, retention, storage, registration of databases, processing, sharing, disclosure or use of Personal Information of any individuals that interact with Nobul and its Subsidiaries in connection with the operation of Nobul’s and its Subsidiaries’ business. Nobul and each of its Subsidiaries have implemented and maintain reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection, transfer and use of Personal Information (the “Privacy Policies”) and have complied in all material respects with the same. As of the date hereof, no claims have been asserted or threatened in writing against Nobul or any of its Subsidiaries by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Nobul Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Nobul, there have been no data security incidents, data breaches or other adverse events or incidents related to the unauthorized access, use or processing of Personal Information in the custody or control of Nobul or its Subsidiaries, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any Nobul Contract. Neither Nobul nor any of its Subsidiaries has received written notice, or, to the Knowledge of Nobul, been subject to any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material written claims or complaints regarding the collection, dissemination, storage or use of Personal Information, and, to the Knowledge of Nobul, there is no reasonable basis for the same.

4.13	Agreements, Contracts and Commitments.

There are no Nobul Material Contracts that are not in written form. Neither Nobul nor any of its Subsidiaries has, nor to Nobul’s Knowledge, as of the date of this Agreement has any other party to a Nobul Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Nobul Material Contract in such manner as would permit any other party to cancel or terminate any such Nobul Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Nobul Material Adverse Effect. As to Nobul and its Subsidiaries, as of the date of this Agreement, each Nobul Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Nobul Material Contract to change, any material amount paid or payable to Nobul under any Nobul Material Contract or any other material term or provision of any Nobul Material Contract.

4.14	Compliance; Permits; Restrictions.

(a)	Nobul and each of its Subsidiaries are, and since January 1, 2022 have been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of Nobul, threatened against Nobul or any of its Subsidiaries. There is no agreement or Order binding upon Nobul or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Nobul or any of its Subsidiaries, any acquisition of material property by Nobul or any of its Subsidiaries or the conduct of business by Nobul or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have a material adverse effect on Nobul’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions.

(b)	Nobul and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Nobul and its Subsidiaries as currently conducted (the “Nobul Permits”). Each of Nobul and its Subsidiaries is in material compliance with the terms of the Nobul Permits. No Legal Proceeding is pending or, to the Knowledge of Nobul, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Nobul Permit.

4.15	Legal Proceedings; Orders.

(a)	Except as set forth in Section 4.15(a) of the Nobul Disclosure Schedule, there is no pending Legal Proceeding:

(i)	that involves Nobul or any of its Subsidiaries, any Nobul Associate or former employee, independent contractor, officer or director of Nobul or any of its Subsidiaries (in his or her capacity as such) or any of the material assets owned or used by Nobul or its Subsidiaries; or

(ii)	that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

(b)	There is no Order to which Nobul or any of its Subsidiaries, or any of the material assets owned or used by Nobul or any of its Subsidiaries, is subject.

4.16	Tax Matters.

(a)	Nobul and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are true, correct and complete and accurate in all material respects and have been prepared in material compliance with all applicable Laws. No claim has ever been made by a Governmental Authority in a jurisdiction where Nobul or any of its Subsidiaries does not file Tax Returns that Nobul or any such Subsidiary is subject to taxation by that jurisdiction.

(b)	All material Taxes due and owing by Nobul and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid and appropriately reserved on their balance sheet for all Taxes that are not yet due and payable (whether or not shown on any Tax Return). Since the date of the Nobul Unaudited Interim Balance Sheet, neither Nobul nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice. In addition, Nobul and each of its Subsidiaries is in compliance with, and their records contain all information and documents necessary in all material respects to comply with (including all documents and records likely to be needed to defend any challenge by any Governmental Authority to the transfer pricing of any transactions conducted by Nobul and each of its Subsidiaries), all applicable information reporting and withholding requirements under all applicable Laws and Nobul and each of its Subsidiaries have maintained, and still maintain, all required records with respect thereto.

(c)	Nobul and each of its Subsidiaries have withheld or collected and timely paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party under any applicable Laws.

4.17	Employee and Labor Matters; Benefit Plans.

Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Nobul Material Adverse Effect, (i) Nobul and each of its Subsidiaries is in compliance with the provisions of all applicable federal, provincial, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours (collectively, “Employment Laws”); (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the Knowledge of Nobul, threatened, and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the Knowledge of Nobul, threatened, with any employee of Nobul or any of its Subsidiaries and, to the Knowledge of Nobul, none has occurred during the past year; and (iii) no union has been accredited or otherwise designated to represent any employees of Nobul or any of its Subsidiaries and, to the Knowledge of Nobul, no accreditation request or other representation question is pending with respect to the employees of Nobul, or any of its Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of Nobul or any of its Subsidiaries and none is currently being negotiated by Nobul or any of its Subsidiaries;

4.18	Insurance.

Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Nobul Material Adverse Effect, Nobul and its Subsidiaries have maintained such policies of insurance issued by responsible insurers as are appropriate to Nobul’s operations, property and assets in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and all such policies of insurance continue to be in full force and effect; neither Nobul nor any of its Subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy; and neither Nobul nor any of its Subsidiaries has received any notice of the non-renewal of any such policy, or of any reservation of claims pursuant to any such policy.

4.19	Ownership of Check-Cap Ordinary Shares.

Neither Nobul, any of its Subsidiaries, or any director or officer of Nobul listed on the public record with the relevant Governmental Authority owns, beneficially or otherwise, more than 5% of Check-Cap Ordinary Shares or other securities of Check-Cap or any outstanding securities of any of its Subsidiaries (or any other economic interest through derivative securities or otherwise in Check-Cap or any of its Subsidiaries).

Article 5
REPRESENTATIONS AND WARRANTIES OF CHECK-CAP.

Except (i) as set forth in the written disclosure schedule delivered by Check-Cap to Nobul (the “Check-Cap Disclosure Schedule”) or (ii) as disclosed in the Check-Cap SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (a) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (b) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Check-Cap represents and warrants to Nobul as follows:

5.1	Due Organization; Subsidiaries.

(a)	Each of Check-Cap and its Subsidiary is a corporation duly incorporated, validly existing and in good standing (to the extent applicable in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Check-Cap’s Subsidiary is wholly owned by Check-Cap.

(b)	Each of Check-Cap and its Subsidiary is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Check-Cap Material Adverse Effect.

(c)	Except as set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule, Check-Cap has no Subsidiaries, and neither Check-Cap nor any of the Entities described in Section 5.1(c) of the Check-Cap Disclosure Schedule owns any capital stock of, or any equity ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule. Neither Check-Cap nor its Subsidiary is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Check-Cap nor its Subsidiary has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Except as set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiary have, at any time, been a general partner of, or have otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

5.2	Organizational Documents.

Check-Cap has delivered to Nobul accurate and complete copies of the Organizational Documents of Check-Cap and its Subsidiary. Neither Check-Cap nor its Subsidiary are in breach or violation of its Organizational Documents in any material respect.

5.3	Authority; Fairness; Binding Nature of Agreement.

Check-Cap has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Check-Cap Required Approvals, the Check-Cap Shareholder Transaction Approval, to consummate the Transactions to which Check-Cap is a party. The Check-Cap Board (at meetings duly called and held or by written consent duly obtained) has: (i) reviewed an independent valuation report of Nobul and determined that the Merger and the Transactions to which Check-Cap is a party are fair to, advisable and in the best interests of Check-Cap and its shareholders, (ii) received a verbal opinion from an independent financial advisor that the Transactions are fair, from a financial standpoint, to the Check-Cap Shareholders, (iii) approved and declared advisable the Merger, this Agreement and the Transactions to which Check-Cap is a party, (iv) determined that considering the financial position of the merging entities, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of Check-Cap to its creditors and (v) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Check-Cap Shareholders vote to approve the Merger, this Agreement and thereby approve the Transactions to which Check-Cap is a party. This Agreement has been duly executed and delivered by Check-Cap and, assuming the due authorization, execution and delivery by the other Parties, constitutes the legal, valid and binding obligation of Check-Cap, enforceable against Check-Cap in accordance with its terms, subject to the Enforceability Exceptions.

5.4	Vote Required.

The affirmative vote of the holders of at least a majority of (a) the Check-Cap Ordinary Shares represented at the Check-Cap Shareholder Meeting entitled to vote and voting on the proposal is the only vote of the holders of any class or series of Check-Cap’s share capital necessary to approve and adopt the Merger, this Agreement and the other Transactions to which Check-Cap is a party (the “Check-Cap Shareholder Transaction Approval”).

5.5	Non-Contravention; Consents.

(a)	Subject to compliance with any applicable Antitrust Law and obtaining, complying with and making the filings under the Check-Cap Required Approvals, neither (i) the execution, delivery or performance of this Agreement by Check-Cap, nor (ii) the consummation of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)	contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Check-Cap or its Subsidiary;

(ii)	contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Check-Cap or its Subsidiary or any of the assets owned or used by Check-Cap or its Subsidiary, is subject;

(iii)	contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Check-Cap or its Subsidiary or that otherwise relates to the business of Check-Cap, or any of the assets owned, leased or used by Check-Cap;

(iv)	contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Check-Cap Material Contract, or give any Person the right to: (a) declare a default or exercise any remedy under any Check-Cap Material Contract, (b) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Check-Cap Material Contract, (c) accelerate the maturity or performance of any Check-Cap Material Contract or (d) cancel, terminate or modify any term of any Check-Cap Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v)	result in the imposition or creation of any material Encumbrance upon or with respect to any asset owned or used by Check-Cap or its Subsidiary (except for Permitted Encumbrances).

(b)	Except for (i) any Consent set forth on Section 5.5 of the Check-Cap Disclosure Schedule under any Check-Cap Contract, (ii) the Check-Cap Shareholder Transaction Approval, (iii) the filing of the Israeli Merger Proposal and merger notice with the Israeli Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Israeli Registrar, (iv) the submission to the IIA of the IIA Notice, (v) any filings as may be required under the rules and regulations of Nasdaq, (vi) the filing of the Proxy Statement as a Form 6-K with the SEC, (vii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, (viii) any required filings under any applicable Antitrust Law, to the extent applicable (collectively, the “Check-Cap Required Approvals”) and (ix) where the failure to obtain such Consents, or to make such filings with or give notifications to, any Person, would not reasonably be expected to have, individually or in the aggregate, a Check-Cap Material Adverse Effect, neither Check-Cap nor its Subsidiary were, are or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (a) the execution, delivery or performance of this Agreement or (b) the consummation of the Transactions to which it is a party.

5.6	Capitalization.

(a)	The authorized capital shares of Check-Cap consists of 18,000,000 Check-Cap Ordinary Shares, of which 5,850,687 shares have been issued and are outstanding as of the close of the Business Day immediately preceding the date of this Agreement (the “Capitalization Date”). Check-Cap does not hold any of its capital shares in its treasury.

(b)	All of the outstanding Check-Cap Ordinary Shares have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. All shares and securities owned by Check-Cap in its Subsidiary as set out in Section 5.6(a) of the Check-Cap Disclosure Schedule are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by Check-Cap free and clear of all Encumbrances, other than transfer restrictions under applicable securities laws and the Organizational Documents of such Subsidiary. None of the outstanding Check-Cap Ordinary Shares or any of the securities of Check-Cap’s Subsidiary is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding Check-Cap Ordinary Shares is subject to any right of first refusal in favor of Check-Cap. Except as set forth on Section 5.6(a) of the Check-Cap Disclosure Schedule and contemplated herein, there is no Check-Cap Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Check-Cap Ordinary Shares. Except as set forth on Section 5.6(a) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiary is under any obligation, nor is either Check-Cap or its Subsidiary bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Check-Cap Ordinary Shares or other securities or securities of Check-Cap’s Subsidiary, as applicable. Section 5.6(a) of the Check-Cap Disclosure Schedule accurately and completely describes all repurchase rights held by Check-Cap with respect to Check-Cap Ordinary Shares (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)	Except for the Check-Cap Stock Plans or as set forth on Section 5.6(c) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiary has any stock option or equity incentive plan or other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. As of the Capitalization Date, 97,790 shares have been reserved for issuance upon exercise of outstanding Check-Cap Options or settlement of outstanding and unvested Check-Cap RSUs granted under the Check-Cap Stock Plans, and 135,297 shares remain available for future issuance pursuant to the Check-Cap Stock Plans. Section 5.6(c) of the Check-Cap Disclosure Schedule sets forth the following information with respect to each Check-Cap Option and each Check-Cap RSU outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of Check-Cap Ordinary Shares subject to such Check-Cap Option or Check-Cap RSU at the time of grant and as of the date of this Agreement, (iii) the exercise price of any such Check-Cap Option, (iv) the date on which such Check-Cap Option or Check-Cap RSU was granted, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares subject to such Check-Cap Option or Check-Cap RSU as of the date of this Agreement, (vi) the expiration date of such Check-Cap Option (and, if applicable, such Check-Cap RSU) (vii) whether such Check-Cap Option, Check-Cap RSU or Check-Cap Ordinary Shares is Section 102 Award, including the applicable sub-section of Section 102 and the date of deposit of such Check-Cap Option, Check-Cap RSU or Check-Cap Ordinary Shares with the Section 102 Trustee, including the date of deposit of the applicable board or committee resolution and the date of deposit of the option agreement with the Section 102 Trustee, and (viii) whether such Check-Cap Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Check-Cap has made available to Nobul an accurate and complete copy of the Check-Cap Stock Plans, forms of all award agreements evidencing outstanding Equity Awards thereunder, any equity award agreements that differ in any material respect from the forms of award agreements of the Check-Cap Stock Plans and any amendments thereto.

(d)	Except for the outstanding Check-Cap Options, Check-Cap RSUs and Check-Cap Warrants, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Check-Cap or its Subsidiary, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Check-Cap or its Subsidiary, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Check-Cap or its Subsidiary is or may become obligated to sell or otherwise issue any of its share capital or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any share capital or other securities of Check-Cap or its Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Check-Cap or its Subsidiary.

(e)	All outstanding Check-Cap Ordinary Shares, Check-Cap Options, Check-Cap RSUs, Check-Cap Warrants and other securities of Check-Cap and its Subsidiary have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts and (iii) the Organizational Documents of the applicable issuing entity.

(f)	With respect to Check-Cap Options and Check-Cap RSUs, (i) each grant was duly authorized no later than the date on which the grant of such Check-Cap Option or Check-Cap RSU was by its terms to be effective (the “Check-Cap Grant Date”) by all necessary corporate action and (ii) each Check-Cap Option or Check-Cap RSU grant was made in all material respects under and in accordance with the terms of the applicable Check-Cap Stock Plan.

(g)	Neither Check-Cap nor to the Knowledge of Check-Cap, any of its officers, directors or affiliates has taken, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of Check-Cap, or which caused or resulted in stabilization or manipulation of the price of any security of Check-Cap. In addition, subject to obtaining the ISA No-Action Letter, Check-Cap has not engaged in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law, 5728-1968 (“Israeli Securities Law”) in connection with the Transactions which would require Check-Cap to publish a prospectus in the State of Israel under the Laws of the State of Israel. All grants and issuances of Check-Cap securities were made in compliance with the Israeli Securities Law and the ICL.

(h)	No Check-Cap Options, Check-Cap RSUs or Check-Cap Warrants will vest or accelerate in connection with the Transactions.

5.7	SEC Filings; Financial Statements.

(a)	Check-Cap has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2022 (the “Check-Cap SEC Documents”). As of the time it was filed or furnished with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Check-Cap SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to the Knowledge of Check-Cap, as of the time they were filed or furnished, none of the Check-Cap SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Check-Cap SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws and no current or former principal executive officer or principal financial officer of Check-Cap has failed to make the Certifications required of him or her. As used in this Section 5.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is provided, supplied or otherwise made available to the SEC.

(b)	The financial statements (including any related notes) contained or incorporated by reference in the Check-Cap SEC Documents: (i) complied as of their respective dates of filing as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 20-F of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Check-Cap and its Subsidiary as of the respective dates thereof and the results of operations and cash flows of Check-Cap and its Subsidiary for the periods covered thereby. Other than as expressly disclosed in the Check-Cap SEC Documents filed prior to the date hereof, there has been no material change in Check-Cap’s accounting methods or principles that would be required to be disclosed in Check-Cap’s financial statements in accordance with GAAP. The books of account and other financial records of Check-Cap and its Subsidiary are accurate and complete in all material respects.

(c)	Check-Cap’s auditor has at all times since January 1, 2022 been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Check-Cap, “independent” with respect to Check-Cap within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Check-Cap, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)	Since January 1, 2022, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Check-Cap, the Check-Cap Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act. Since January 1, 2022, neither Check-Cap nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by Check-Cap and its Subsidiary, (ii) any fraud, whether or not material, that involves Check-Cap, its Subsidiary, Check-Cap’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Check-Cap and its Subsidiary or (iii) any claim or allegation whether written or oral regarding any of the foregoing.

(e)	Except as set forth on Section 5.7(e) of the Check-Cap Disclosure Schedule, Check-Cap is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(f)	Except as set forth on Section 5.7(f) of the Check-Cap Disclosure Schedule, Check-Cap maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(g)	Check-Cap’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Check-Cap in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Check-Cap’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

5.8	Absence of Changes.

Except as set forth on Section 5.7(g) of the Check-Cap Disclosure Schedule, between December 31, 2022 and the date of this Agreement, Check-Cap has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Check-Cap Material Adverse Effect or (b) action, event or occurrence that would have required consent of Nobul pursuant to Section 6.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

5.9	Absence of Undisclosed Liabilities.

Neither Check-Cap nor its Subsidiary have any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Check-Cap Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Check-Cap or its Subsidiary since the date of the Check-Cap Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Check-Cap or its Subsidiary under Check-Cap Contracts, (d) Liabilities incurred in connection with the Check-Cap Legacy Transaction or the Transactions and (e) Liabilities described in Section 5.9 of the Check-Cap Disclosure Schedule.

5.10	Title to Assets.

Each of Check-Cap and its Subsidiary owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Check-Cap Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Check-Cap or its Subsidiary as being owned by Check-Cap or its Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Check-Cap or its Subsidiary free and clear of any Encumbrances, other than Permitted Encumbrances.

5.11	Real Property; Leasehold.

Neither Check-Cap nor its Subsidiary own or has ever owned any real property. Check-Cap has made available to Nobul (a) an accurate and complete list of all real properties with respect to which Check-Cap directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Check-Cap or its Subsidiary and (b) copies of all leases under which any such real property is possessed (the “Check-Cap Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

5.12	Intellectual Property.

Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Check-Cap Material Adverse Effect:

(a)	presently and immediately following the Closing, Check-Cap or its Subsidiaries owns and will own all proprietary rights provided in law and at equity in, or has or will have obtained valid and enforceable licenses or other rights to use, the Intellectual Property which are necessary or are used for the conduct of Check-Cap’s business, free and clear of any Liens or other adverse claims or interests of any kind or nature affecting the assets of Check-Cap’s business; and

(b)	(A) to the extent any Intellectual Property owned by Check-Cap or one of its Subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons will have been irrevocably assigned in writing to Check-Cap or one of its Subsidiaries, as applicable, and such persons will have waived all moral rights in such person’s contribution to such Intellectual Property or component thereof; (B) to the Knowledge of Check-Cap, no third parties have any claim of adverse ownership or other opposition to any Intellectual Property owned by or licensed to Check-Cap or its Subsidiaries or rights in the subject matter of such Intellectual Property; (C) to the Knowledge of Check-Cap, there is no infringement by third parties of any Intellectual Property owned by or licensed to Check-Cap or its Subsidiaries; (D) to the Knowledge of Check-Cap, there is no action, suit, proceeding or claim pending or threatened, by others challenging Check-Cap’s or its Subsidiaries’ rights in or to any Intellectual Property owned by Check-Cap or any of its Subsidiaries or the validity of any Intellectual Property owned by or licensed to Check-Cap and its Subsidiaries, and Check-Cap is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (E) to the Knowledge of Check-Cap, there is no action, suit, proceeding or claim pending or threatened, by others that Check-Cap or any of its Subsidiaries infringes or otherwise violates any Intellectual Property of others; and (F) Check-Cap and its Subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property owned or licensed by Check-Cap and its Subsidiaries.

5.13	Privacy and Data Security.

Check-Cap and its Subsidiary have complied in all material respects with all applicable Privacy Laws and the applicable terms of any Check-Cap Contracts relating to privacy, security, collection, transfer (including cross-border), keeping complete, correct, accurate and up-to-date, retention, storage, registration of databases, processing, sharing, disclosure or use of Personal Information of any individuals (including clinical trial participants, patients, physicians and other health care professionals, clinical trial investigators and researchers) that interact with Check-Cap and its Subsidiary in connection with the operation of Check-Cap’s and its Subsidiary’s business. Check-Cap and its Subsidiary have implemented and maintain reasonable written Privacy Policies and have complied in all material respects with the same. As of the date hereof, no claims have been asserted or threatened in writing against Check-Cap or its Subsidiary by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Check-Cap Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Check-Cap, there have been no data security incidents, data breaches or other adverse events or incidents related to the unauthorized access, use or processing of Personal Information or Check-Cap data in the custody or control of Check-Cap or its Subsidiary, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any Check-Cap Contract. Neither Check-Cap nor its Subsidiary has received written notice, or, to the Knowledge of Check-Cap, been subject to any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material written claims or complaints regarding the collection, dissemination, storage or use of Personal Information, and, to the Knowledge of Check-Cap, there is no reasonable basis for the same.

5.14	Agreements, Contracts and Commitments.

Section 5.14 of the Check-Cap Disclosure Schedule identifies each Check-Cap Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act or (b) a Contract to which Check-Cap is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, Check-Cap in excess of $250,000. Check-Cap has delivered or made available to Nobul accurate and complete copies of all Contracts to which Check-Cap or its Subsidiary are a party or by which it is bound of the type described in clauses (a) and (b) of the immediately preceding sentence (any such Contract, a “Check-Cap Material Contract”), including all amendments thereto. Check-Cap has not nor, to the Knowledge of Check-Cap as of the date of this Agreement, has any other party to a Check-Cap Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Check-Cap Material Contract in such manner as would permit any other party to cancel or terminate any such Check-Cap Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Check-Cap Material Adverse Effect. As to Check-Cap and its Subsidiary, as of the date of this Agreement, each Check-Cap Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.

5.15	Compliance; Permits; Restrictions.

(a)	Except as set forth on Section 5.15(a) of the Check-Cap Disclosure Schedule, Check-Cap and its Subsidiary are, and since January 1, 2022 have been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of Check-Cap, threatened against Check-Cap or its Subsidiary. There is no agreement or Order binding upon Check-Cap or its Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Check-Cap or its Subsidiary, any acquisition of material property by Check-Cap or its Subsidiary or the conduct of business by Check-Cap or its Subsidiary as currently conducted, (ii) is reasonably likely to have a material adverse effect on Check-Cap’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions.

(b)	Check-Cap and its Subsidiary hold all required Governmental Authorizations which are material to the operation of the business of Check-Cap and its Subsidiary as currently conducted (the “Check-Cap Permits”). Section 5.15(b) of the Check-Cap Disclosure Schedule identifies each Check-Cap Permit. Each of Check-Cap and its Subsidiary are in material compliance with the terms of the Check-Cap Permits. No Legal Proceeding is pending or, to the Knowledge of Check-Cap, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Check-Cap Permit.

5.16	Legal Proceedings; Orders.

(a)	Except as set forth in Section 5.16(a) of the Check-Cap Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Check-Cap, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Check-Cap or its Subsidiary or any Check-Cap Associate or current or former employee, independent contractor, officer or director of Check-Cap or its Subsidiary (in his or her capacity as such) or any of the material assets owned or used by Check-Cap or its Subsidiary or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

(b)	There is no Order to which Check-Cap or its Subsidiary, or any of the material assets owned or used by Check-Cap or its Subsidiary is subject.

(c)	There is no Legal Proceeding initiated by Check-Cap or its Subsidiary currently pending or which Check-Cap or its Subsidiary currently intends to initiate.

5.17	Tax Matters.

(a)	Each of Check-Cap and its Subsidiary has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are true, correct and complete and accurate in all material respects and have been prepared in material compliance with all applicable Laws. No claim has ever been made by a Governmental Authority in a jurisdiction where Check-Cap or its Subsidiary does not file Tax Returns that Check-Cap or its Subsidiary is subject to taxation by that jurisdiction.

(b)	All material Taxes due and owing by Check-Cap and its Subsidiary (whether or not shown on any Tax Return) have been timely paid and appropriately reserved on their balance sheet for all Taxes that are not yet due and payable (whether or not shown on any Tax Return). Since the date of the Check-Cap Unaudited Interim Balance Sheet, neither Check-Cap nor its Subsidiary have incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice. In addition, Check-Cap and its Subsidiary are in compliance with, and their records contain all information and documents necessary in all material respects to comply with (including all documents and records likely to be needed to defend any challenge by any Governmental Authority to the transfer pricing of any transactions conducted by Check-Cap and its Subsidiary), all applicable information reporting and withholding requirements under all applicable Laws and Check-Cap and its Subsidiary have maintained, and still maintain, all required records with respect thereto.

(c)	Each of Check-Cap and its Subsidiary have withheld or collected and timely paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party under any applicable Laws.

(d)	There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Check-Cap or its Subsidiary.

(e)	No deficiencies for material Taxes with respect to Check-Cap or its Subsidiary have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments, disputes or other actions for or relating to any liability in respect of Taxes of Check-Cap or its Subsidiary. Neither Check-Cap nor its Subsidiary (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency and neither Check-Cap nor its Subsidiary have received any written request from a Governmental Authority to waive or extend any statute of limitations in respect of Taxes.

(f)	Neither Check-Cap nor its Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years, or is a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963 at any time since their incorporation.

(g)	Each of Check-Cap and its Subsidiary is duly registered for the purposes of VAT, if such registration is required by Law, and has complied in all material respects with all requirements concerning VAT including with respect to the timely filing of complete and correct VAT returns. Check-Cap and its Subsidiary (i) have not made any material exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which they might not be entitled to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) have collected and timely remitted in all material aspects to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Laws, and (iii) have not received a material refund for input VAT for which it is not entitled under any applicable Laws.

(h)	Other than as expressly disclosed in the Check-Cap SEC Documents filed prior to the date hereof, each of Check-Cap and its Subsidiary has never made any election to be treated or claimed any benefits as a “Beneficial Enterprise” (Mifaal Mutav) or “Approved Enterprise” (Mifaal Meushar) or otherwise nor did it take any position of being a “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 1959, and there are no royalties, fees, repayments or other amounts due or payable by Check-Cap and its Subsidiary to any Governmental Authority with respect to any of the foregoing. No prior approval of any Governmental Authority related to Tax is required in order to consummate the Transactions, or to preserve entitlement of Check-Cap and its Subsidiary to any such incentive subsidy or benefit.

(i)	Neither Check-Cap nor its Subsidiary owns any material interest in any controlled foreign corporation pursuant to Section 75B of the Israeli Income Tax Ordinance, or other entity the income of which is required to be included in the income of Check-Cap or its Subsidiary.

(j)	Neither Check-Cap nor its Subsidiary is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Israeli Income Tax Ordinance, except as a result of any Tax ruling that has been obtained in connection with the transactions contemplated by this Agreement.

(k)	Each of Check-Cap and its Subsidiary is and has been in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology and transfer pricing documentation required under Treas. Reg. Section 1.6662-6(d)(2)(iii)(B).

(l)	Neither Check-Cap nor its Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(m)	Neither Check-Cap nor its Subsidiary has entered into a cost sharing arrangement to share research and development costs and rights to any developed Intellectual Property. No non-Israeli subsidiary of Check-Cap owns any Intellectual Property, including any economic or commercialization rights to Intellectual Property.

(n)	Check-Cap and its Subsidiary do not and have never participated or engaged in any transaction listed in Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Laws (Reportable Tax Planning), 5767-2006 promulgated thereunder nor are they subject to reporting obligations under Sections 131D or 131E of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax law of 1975 and have never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax Law of 1975.

(o)	Check-Cap and its Subsidiary use the accrual method of accounting for income tax purposes.

(p)	Neither Check-Cap nor its Subsidiary has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Check-Cap). Neither Check-Cap nor its Subsidiary have any material Liability for the Taxes of any Person (other than Check-Cap or its Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(q)	Neither Check-Cap nor its Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(r)	Neither Check-Cap nor its Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(s)	No statute of limitations in respect of the assessment or collection of any Taxes of Check-Cap or its Subsidiary has been waived or extended, which waiver or extension is in effect and Check-Cap or its Subsidiary is not presently contesting the Tax liability before any Governmental Authority.

(t)	There is no outstanding power of attorney from Check-Cap or its Subsidiary authorizing anyone to act on behalf of Check-Cap or its Subsidiary in connection with any Tax, Tax Return or action relating to any Tax or Tax Return of Check-Cap.

(u)	Neither Check-Cap nor its Subsidiary will be required to include any item of income or exclude any item of deduction for any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount, (iv) an intercompany item under United States Treasury regulations Section 1.1502-13 or an excess loss account under United States Treasury regulations Section 1.1502-19, (v) a change in the accounting method of Check-Cap pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding tax Laws of any nation, state or locality or the use of a method of accounting with respect to any transaction that occurred on or before the Closing Date; or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (a) “subpart F income,” within the meaning of Section 952 of the Code, (b) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (c) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (d) any inclusion under Section 965 of the Code.

(v)	Check-Cap and its Subsidiary have not deferred any Taxes under Section 2302 of the CARES Act. Check-Cap has properly complied with all applicable Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act for 2020 (or any similar election under state, local or non-U.S. Law). Neither Check-Cap nor its Subsidiary has (i) utilized the employee retention credit relief provided under Sections 2301 of the CARES Act or (ii) obtained a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(w)	Neither Check-Cap nor its Subsidiary has taken any action or has knowledge of any facts or circumstances that, in either case, could reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment.

(x)	Each Check-Cap Stock Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Israeli Income Tax Ordinance and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All Section 102 Awards which were issued under the Check-Cap Stock Plans were and are currently in compliance with the requirements of Section 102, any regulation promulgated thereunder, and the written requirements and guidance of the ITA, including without limitation, the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Section 102 Awards, and the due deposit of such Section 102 Awards with such trustee pursuant to the terms of Section 102 of the Israeli Income Tax Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable.

(y)	To the Knowledge of Check-Cap, no Check-Cap Shareholder (i) has any current plan or intention to dispose of or otherwise transfer the Nobul Common Shares following Closing or (ii) is currently under any binding agreement to dispose of or otherwise transfer the Nobul Common Shares following Closing.

5.18	Employee and Labor Matters; Benefit Plans.

(a)	Except as set forth on Section 5.18(a) of the Check-Cap Disclosure Schedule, the employment of each of Check-Cap’s and its Subsidiary’s employees is terminable by Check-Cap or the Subsidiary at will or upon notice of no more than thirty (30) days. Other than as required by applicable law, Check-Cap’s and its Subsidiary has no agreement, policy, custom, practice, plan or program for the payment of any form of severance or other payments in connection with the termination of employment services.

(b)	Neither Check-Cap nor its Subsidiary is a party to, bound by, or has a duty to bargain under, any written or oral, express or implied, contract, commitment or arrangement with any except for those provisions of general agreements between the Histadrut and any Employers’ Union or Organization which are applicable by Extension Order to all the employees in Israel or in a specific industry in Israel. There are no and have never been any labor organizations representing or, to the Knowledge of Check-Cap, purporting to represent or seeking to represent any employees of Check-Cap or its Subsidiary. Check-Cap nor its Subsidiary has not paid, has never been required to pay and has never been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization.

(c)	Check-Cap and its Subsidiary has paid in full to all of its employees all wages, salaries, commissions, overtime pay, bonuses, benefits and other compensation due and payable to such employees, and has made all deductions and payments to the relevant Tax authorities and other governmental authorities required to be made in connection with the employment of its employees on or prior to the date hereof. The severance pay, pension arrangement, accrued vacation days and contributions to all benefit plans including bonuses, commissions and premium of any type due to the employees of Check-Cap or its Subsidiary are fully funded or reserved for in the audited financial statements of Check-Cap and its Subsidiary.

(d)	Other than their salary, no former or current employee of Check-Cap and its Subsidiary is entitled to any payment or benefit that may be reclassified as part of determining salary for all intents and purposes, including for social contributions.

(e)	All Check-Cap and its Subsidiary employees are and any former employees of Check-Cap and its Subsidiary were lawfully subject to the Section 14 Arrangement under the Severance Pay Law - 1963 (“Section 14 Arrangement”) during their entire period of engagement and such Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Minister of Labour regarding such employees based on their full determining salaries and from their commencement date of employment.

(f)	Section 5.18(f) of the Check-Cap Disclosure Schedule lists all material Check-Cap Employee Plans.

(g)	Each Check-Cap Employee Plan that is intended to qualify under Section 401(a) of the Code is subject to a favorable determination or approval letter from the IRS upon which Check-Cap and its Subsidiary are entitled to rely with respect to such qualified status. To the Knowledge of Check-Cap, no event or omission has occurred that would cause any Check-Cap Employee Plan to lose such qualification or require corrective action to maintain such qualification.

(h)	Each Check-Cap Employee Plan has been established, operated and administered in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA, and the Affordable Care Act. No Check-Cap Employee Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Check-Cap, threatened with respect to any Check-Cap Employee Plan. All payments and/or contributions required to have been made with respect to all Check-Cap Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Check-Cap Employee Plan and applicable Law. Check-Cap Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.

(i)	No Check-Cap Employee Plan is or was, and neither Check-Cap nor any of its ERISA Affiliates has maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate and whether contingent or otherwise) in the past six (6) years with respect to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any multiemployer plan (within the meaning of Section 3(37) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any multiple employer plan, or (v) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Neither Check-Cap nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(j)	No Check-Cap Employee Plan provides, nor does Check-Cap or its Subsidiary have any obligation to provide any, health, death or any other non-pension benefits to any service provider beyond termination of service (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or continuation coverage through the end of the month in which such termination occurs). No Check-Cap Employee Plan provides major medical health, dental, vision, life or long-term disability benefits that are not fully insured through an insurance contract.

(k)	No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) for any Check-Cap Employee Plan, and no reportable event, as defined in ERISA, has occurred in connection with a Check-Cap Employee Plan that, individually or in the aggregate, would result in material liability to Check-Cap or its Subsidiary. Neither Check-Cap, its Subsidiary nor any employee thereof, nor, to the Knowledge of Check-Cap, any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to a Check-Cap Employee Plan, has engaged in a prohibited transaction which could result in a material Tax or penalty on Check-Cap or its Subsidiary under Section 4975 of the Code or Section 502(i) of ERISA.

(l)	Check-Cap and each ERISA Affiliate has complied in all material respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) to the extent applicable, the affordability and minimum essential coverage requirements, and all other requirements, of the Affordable Care Act.

(m)	No Check-Cap Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States and Israel.

(n)	Each Check-Cap Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Check-Cap Employee Plan is, or to the Knowledge of Check-Cap, will be subject to the penalties of Section 409A(a)(1) of the Code.

(o)	Any transfer of property by Check-Cap or its Subsidiary which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to Nobul.

(p)	No payment which is or may be made to any employee, former employee, director or agent of Check-Cap or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence, will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code. No such employee, former employee, director or agent of any of Check-Cap or any ERISA Affiliates has any “gross up” agreements or other assurance of reimbursement for any Taxes resulting from any such “excess parachute payments.”

(q)	Check-Cap and its Subsidiary are in material compliance with all applicable Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, including (but not limited to) termination of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages, records of hours, pay slips, working during rest days), compensation, and hours of work, notification of employment terms, privacy issues, and in each case, with respect to the employees of Check-Cap: (i) has withheld and reported all material amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). Except as set forth on Section 5.18(p) of the Check-Cap Disclosure Schedule, there are no material actions, suits, claims, administrative matters or other Legal Proceedings pending or, to the Knowledge of Check-Cap, threatened against Check-Cap or its Subsidiary relating to any employee, employment Contract, Check-Cap Employee Plan (other than routine claims for benefits), privacy right, labor dispute, wages and hours, overtime and overtime payment, working during rest days, leave of absence, harassment, retaliation, employment statute or regulation, engaging employees through service providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws-2011, collective bargaining, civil rights, fringe benefits, employment practices and the collection, payment of withholding or social security taxes and any similar tax, safety, health or discrimination matter involving any Check-Cap Associate or former employee, independent contractor, officer or director of Check-Cap its Subsidiary, including charges of unfair labor practices or discrimination complaints.

(r)	Neither Check-Cap nor its Subsidiary has any material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages.

(s)	Since January 1, 2022, there has not been, nor, to the Knowledge of Check-Cap, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute, affecting Check-Cap or its Subsidiary. No event has occurred that to the Knowledge of Check-Cap or its Subsidiary, would be likely to give rise to any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(t)	All current and former independent contractors are and were rightly classified as independent contractors as of the commencement of their engagement with Check-Cap or its Subsidiary, as applicable, and are (or were, as applicable) not entitled to any employment benefits or rights from Check-Cap or its Subsidiary, or to any right to participate in any Check-Cap Employee Plan. The engagement of either Check-Cap or its Subsidiary, as applicable, with all independent contractors is in accordance with applicable law. All current and former contractors have received all their rights to which they are and were entitled according to any applicable law or contract with Check-Cap or its Subsidiary, as applicable.

(u)	The execution or performance of this Agreement or the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment (whether of severance pay, bonus payments, retention payment or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits or otherwise result in any liability with respect to any current or former employee, contractor, director, officer or shareholder of Check-Cap and its Subsidiary.

(v)	There is no Legal Proceeding, labor dispute or grievance pending or, to the knowledge of Check-Cap and its Subsidiary, threatened or reasonably anticipated, by any current or former employee, contractor or governmental authority relating to any employment laws.

5.19	Environmental Matters.

Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, since January 1, 2022, Check-Cap has complied with all applicable Environmental Laws, which compliance includes the possession by Check-Cap of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Check-Cap Material Adverse Effect. Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, Check-Cap has not received since January 1, 2022, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Check-Cap or its Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Check-Cap, there are no circumstances that may prevent or interfere with Check-Cap’s or its Subsidiary’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Check-Cap Material Adverse Effect. Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, to the Knowledge of Check-Cap: (i) no current or prior owner of any property leased or controlled by Check-Cap or its Subsidiary has received since January 1, 2022, any written notice or other communication relating to property owned or leased at any time by Check-Cap or its Subsidiary, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Check-Cap or its Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Check-Cap nor its Subsidiary has any material liability under any Environmental Law.

5.20	Insurance.

Check-Cap has made available to Nobul accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Check-Cap and its Subsidiary. Each of such insurance policies is in full force and effect in accordance with their terms, and Check-Cap and its Subsidiary are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2022, neither Check-Cap nor its Subsidiary has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Check-Cap and its Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Check-Cap or its Subsidiary for which Check-Cap or its Subsidiary have insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Check-Cap or its Subsidiary of its intent to do so.

5.21	Financial Advisors.

Except the independent financial advisor providing Check-Cap with a fairness opinion in connection with the Transactions, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Check-Cap or its Subsidiary.

5.22	Transactions with Affiliates.

Except as set forth in the Check-Cap SEC Documents filed prior to the date of this Agreement, since the date of Check-Cap’s annual report on Form 20-F for the year ended December 31, 2022, no event has occurred that would be required to be reported by Check-Cap pursuant to Item 7B of Form 20-F promulgated by the SEC. Check-Cap SEC Documents filed prior to the date of this Agreement describe any material transactions or relationships, since January 1, 2022, between, on one hand, Check-Cap or its Subsidiary and, on the other hand, any (a) executive officer or director of Check-Cap or its Subsidiary or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Check-Cap Ordinary Shares or (c) to the Knowledge of Check-Cap, any “related person” (within the meaning of Item 7(B) of Form 20-F under the Securities Act) of any such officer, director or owner (other than Check-Cap or its Subsidiary) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 7(B) of Form 20-F under the Securities Act.

5.23	Shell Status.

Check-Cap is not (a) an issuer identified in Rule 144(i)(1) or of the Securities Act or (b) a shell company as defined in Rule 12b-2 of the Exchange Act (any of (a) and (b), a “Shell Company”).

5.24	Foreign Private Issuer.

As of the date of this Agreement, Check-Cap is a “foreign private issuer” as such term is defined in the Exchange Act.

Article 6
CERTAIN COVENANTS OF THE PARTIES

6.1	Operation of Check-Cap’s Business.

(a)	Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Nobul shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Closing Date (the “Interim Period”), Check-Cap shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Check-Cap Material Contracts.

(b)	Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.1(b) of the Check-Cap Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Nobul (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Interim Period, Check-Cap shall not:

(i)	other than for the Check-Cap Dividend, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for Check-Cap Ordinary Shares from terminated employees, directors or consultants of Check-Cap);

(ii)	except as expressly required by this Agreement in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;

(iii)	other than as required pursuant to any Check-Cap Employee Plan in effect as of the date of this Agreement or applicable Law, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (a) any capital stock or other security (except for Check-Cap Ordinary Shares issued upon the valid exercise, vesting or settlement of outstanding Check-Cap Options, Check-Cap RSUs or Check-Cap Warrants, as applicable), (b) any option, warrant or right to acquire any capital stock or any other security or (c) any instrument convertible into or exchangeable for any capital stock or other security;

(iv)	form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)	except as required to give effect to anything in this Agreement or in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi)	except for any debt funding that Check-Cap determines to provide pursuant to Section 7.18, (A) lend money to any Person, (b) incur or guarantee any indebtedness for borrowed money, (c) guarantee any debt securities of others or (d) make any capital expenditure or commitment in excess of $50,000;

(vii)	(A) adopt, establish or enter into any new Check-Cap Employee Plan, (b) cause or permit any Check-Cap Employee Plan to be amended other than as required by Law, (c) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Check-Cap Employee Plan and obligations outstanding as of the date of this Agreement that are set forth in Section 6.1(b) of the Check-Cap Disclosure Schedule), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants or (d) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

(viii)	enter into any Contract with a labor union or collective bargaining agreement;

(ix)	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties;

(x)	sell, assign, transfer, license, sublicense or otherwise dispose of any material Check-Cap IP Rights, other than (A) pursuant to non-exclusive licenses in the Ordinary Course of Business or (B) a Check-Cap Legacy Transaction permitted by Section 6.1(c);

(xi)	make (other than consistent with past practice), change or revoke any material Tax election; file any amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes; enter into any closing agreement relating to any Tax; agree to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment; or fail to pay any Tax when due and payable;

(xii)	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment;

(xiii)	waive, release, settle, compromise or otherwise resolve any Legal Proceeding;

(xiv)	limit the right of Check-Cap or its Subsidiary to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person;

(xv)	fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Check-Cap and its Subsidiary;

(xvi)	convert Check-Cap to any form of legal entity other than a corporation; or

(xvii)	agree, resolve or commit to do any of the foregoing.

(c)	Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.1), Check-Cap may engage in the repositioning of the Check-Cap Legacy Business, including a license, sub-license, or joint venture involving the Check-Cap Legacy Assets or a subsidiary level financing (a “Check-Cap Legacy Transaction”); provided, however, that (a) prior to entering into any Check-Cap Legacy Transaction, Check-Cap shall send to Nobul true and complete copies of all documentation for each Check-Cap Legacy Transaction and shall have obtained the Nobul’s prior written consent to such Check-Cap Legacy Transaction, such consent not to be unreasonably withheld or delayed, (b) no Check-Cap Legacy Transaction shall cause Check-Cap to be deemed a Shell Company as a result thereof, and (c) the Check-Cap Legacy Assets shall remain under Israeli domicile and no Check-Cap Legacy Transaction shall give rise to the requirement to repay grant funding or pay any interest, principal, Taxes or any other amount to the IIA or cause the Company or Nobul to incur any other material Tax liability, or any liability in respect of the IIA funding.

6.2	Operation of Nobul’s Business.

(a)	Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Check-Cap shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period each of Nobul and its Subsidiaries shall use commercially reasonable efforts to preserve in tact its business and operations in all material respects.

(b)	Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.1(c)(a) of the Nobul Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Check-Cap (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Interim Period, Nobul shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock;

(ii)	fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Nobul and its Subsidiaries;

(iii)	convert Nobul to any form of legal entity other than a corporation; or

(iv)	agree, resolve or commit to do any of the foregoing.

(c)	It is expressly acknowledged and agreed that Nobul shall be permitted to sell or issue, (a) shares or other securities of Nobul or any of its Subsidiaries, (b) any option, warrant or right to acquire any shares or any other security or (c) any instrument convertible into or exchangeable for any shares or other security of Nobul or any of its Subsidiaries.

6.3	Access and Investigation.

(a)	Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Interim Period, upon reasonable notice, Check-Cap, on the one hand, and Nobul, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request and (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief executive officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary. Any investigation conducted by either Check-Cap or Nobul pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b)	Notwithstanding anything herein to the contrary in this Section 6.3, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

6.4	No Solicitation.

(a)	Check-Cap agrees that, during the Interim Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry (other than, solely in response to an inquiry not solicited in breach of this Section 6.4 in accordance with Section 6.4(b)), (ii) furnish any non-public information regarding, or cooperate with or provide access to the properties, personnel, books and records of, such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal (subject to Section 7.2) or (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (subject to Section 9.1(h)); provided, however, that, notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, (x) if at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval Check-Cap receives an Acquisition Proposal or Acquisition Inquiry from any Person that did not result from a breach by such Party or any of its Representatives of this Section 6.4 in any material respect, such Party and/or its Representatives may contact such Person and/or its Representatives solely to ascertain facts or clarify terms so that such Party’s board of directors may become fully informed with respect to the terms and conditions of such Acquisition Proposal or Acquisition Inquiry, and (y) such Party and its Representatives may furnish non-public information regarding such Party and its respective Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and which is not withdrawn) if: (a) such Party nor any of its Representatives shall have breached this Section 6.4 in any material respect, (b) the Check-Cap Board concludes in good faith, based on the advice of its outside legal counsel and after consultation with its financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the Check-Cap Board’s fiduciary duties under applicable Law, (c) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (d) at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Check-Cap (i) gives Nobul written notice of the identity of such Person and such Party’s intention to furnish nonpublic information and (ii) furnishes such nonpublic information to Nobul (to the extent such information has not been previously furnished by Check-Cap to Nobul or its Representatives). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party would constitute a breach of this Section 6.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.4 by such Party for purposes of this Agreement.

(b)	If any Party or any Representative thereof receives an Acquisition Proposal or Acquisition Inquiry at any time during the Interim Period, then such Party shall promptly (and in no event later than three (3) Business Days after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Parties orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms thereof). Such Party shall keep the other Parties reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modifications thereto.

(c)	Each Party shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

6.5	Notification of Certain Matters.

During the Interim Period, each of Nobul, on the one hand, and Check-Cap, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, (b) such Party becomes aware of any material inaccuracy in any representation or warranty made by such Party in this Agreement or (c) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 8, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Nobul Disclosure Schedule or the Check-Cap Disclosure Schedule for the purpose of (a) determining the accuracy of any of the representations and warranties made by Nobul or Check-Cap in this Agreement or (b) determining whether any condition set forth in Article 8 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 6.5 shall not be deemed to be a breach for purposes of Section 8.2(b) (Performance of Covenants) or Section 8.3(b) (Performance of Covenants), as applicable, unless such failure to provide such notice was knowing and intentional.

6.6	Supplement to Check-Cap Disclosure Schedules.

From time to time prior to the Anticipated Closing Date, Check-Cap shall promptly supplement or amend the Check-Cap Disclosure Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof, which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Check-Cap Disclosure Schedules (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 8.3 have been satisfied; provided, however, that if Nobul has the right to, but does not elect to, terminate this Agreement within ten (10) Business Days of its receipt of such Schedule Supplement, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter.

Article 7
ADDITIONAL AGREEMENTS OF THE PARTIES

7.1	Registration Statement; Proxy Statement; Prospectus.

(a)	As promptly as reasonably practicable after the date of this Agreement, (i) Check-Cap, in cooperation with Nobul, shall prepare a proxy statement relating to the Check-Cap Shareholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”), (ii) Nobul and Check-Cap shall prepare, and Nobul shall file with the SEC a registration statement on Form F-4 (the “Registration Statement”), in connection with the registration under the Securities Act of the Nobul Common Shares to be issued by virtue of the Merger and (iii) Nobul and Check-Cap shall prepare, and Nobul shall file with the OSC and the TSX, the Prospectus in accordance with the TSX listing manual. Each of Check-Cap and Nobul shall use their commercially reasonable efforts to cause the Registration Statement and the Prospectus to become effective as promptly as practicable and remain effective through the Closing Date, and shall take all or any action required under any applicable federal, provincial, state, securities and other Laws in connection with the issuance of Nobul Common Shares pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement, Prospectus, and Proxy Statement. The Proxy Statement, Prospectus, and Registration Statement shall include, among other things, subject to Section 7.2, the Check-Cap Board Recommendation.

(b)	Check-Cap shall use commercially reasonable efforts to cause, and Nobul shall reasonably cooperate with Check-Cap in causing, the Proxy Statement to be furnished to the SEC on Form 6-K and mailed to the Check-Cap Shareholders, to the extent required under applicable Law, as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. If any Party becomes aware of any event or information that, pursuant to the Securities Act, the Exchange Act, or applicable Canadian securities laws should be disclosed in an amendment or supplement to the Registration Statement, Prospectus, or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC, the OSC, the TSX and, if appropriate, in mailing such amendment or supplement to the Check-Cap Shareholders; provided, that Nobul shall not file any such amendment or supplement without providing the other Parties a reasonable opportunity to review and comment thereon.

(c)	Each of Check-Cap and Nobul covenants and agrees that the Registration Statement and the Prospectus will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of Check-Cap and Nobul covenants and agrees that the information supplied by them or on their behalf for inclusion in the Registration Statement, Prospectus, and Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (i) Check-Cap makes no covenant, representation or warranty with respect to statements made in the Registration Statement and the Prospectus, if any, based on information provided by Nobul or its Subsidiaries or any of their Representatives for inclusion therein and (ii) Nobul makes no covenant, representation or warranty with respect to statements made in the Registration Statement and Prospectus, if any, based on information provided by Check-Cap or its Subsidiary or any of their Representatives for inclusion therein.

(d)	Each of Check-Cap and Nobul shall reasonably cooperate and provide, and cause its Representatives to provide, the other Parties and their Representatives, with all accurate and complete information regarding Check-Cap, Nobul or their respective Subsidiaries that is required by Law to be included in the Registration Statement, Prospectus, or the Proxy Statement.

(e)	The Parties shall promptly notify the other Parties of the receipt of any comments from the SEC or the staff of the SEC, OSC or the staff of the OSC, TSX or staff of the TSX, if any, and of any request by the SEC or the staff of the SEC, OSC or the staff of the OSC, or TSX or staff of the TSX, if any, for amendments or supplements to the Registration Statement or Prospectus, as applicable, or for additional information and shall supply copies of all correspondence between Check-Cap, Nobul or any of their respective Representatives, on the one hand, and the SEC or the staff of the SEC, OSC or staff of the OSC, TSX or staff of the TSX, on the other hand, with respect to the Registration Statement, Prospectus, or the Transactions, as applicable. The Parties shall use their commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC, OSC or staff of the OSC, TSX or staff of the TSX, with respect to the Registration Statement and the Prospectus, as applicable, and shall give the other Parties and their respective counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC, OSC, or TSX or its respective staff.

(f)	The Parties shall cooperate in, all necessary filings with respect to the Merger and the Transactions under all applicable Israeli securities Laws and regulations, Canadian securities Laws and regulations, and United States state securities and “blue sky” Laws.

(g)	As promptly as reasonably practicable following the date of this Agreement, but in no event later than forty-five (45) days after the date of this Agreement, Nobul will furnish to Check-Cap (i) unaudited interim financial statements for each interim period completed prior to Closing that are required to be included in the Proxy Statement, Prospectus, or Registration Statement and not otherwise delivered pursuant to Section 4.6(a) (the “Nobul Interim Financial Statements”) and (ii) Nobul’s audited consolidated statements of income, cash flow and shareholders’ equity for each of its fiscal years required to be included in the Proxy Statement, Prospectus, or Registration Statement (the “Nobul Audited Financial Statements”). Each of Nobul Audited Financial Statements and Nobul Interim Financial Statements will be suitable for inclusion in the Proxy Statement, Prospectus, or Registration Statement and prepared in accordance with IFRS as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of Nobul as of the dates of and for the periods referred to in Nobul Audited Financial Statements or Nobul Interim Financial Statements, as the case may be.

7.2	Check-Cap Shareholder Meeting.

(a)	As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Check-Cap shall take all actions necessary under applicable Law to call, give notice of and hold a meeting of the holders of Check-Cap Ordinary Shares to consider and vote to approve the Merger, this Agreement and the other Transactions to which Check-Cap is a party (collectively, the “Check-Cap Shareholder Transaction Matters”) (such meeting, the “Check-Cap Shareholder Meeting”). As soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act (and in any event within five (5) calendar days thereafter), Check-Cap shall furnish to the SEC on Form 6-K the Proxy Statement together with a proxy card for the Check-Cap Shareholder Meeting. Check-Cap shall otherwise comply with the notice requirements applicable to Check-Cap in respect of the Check-Cap Shareholder Meeting pursuant to the ICL and the regulations promulgated thereunder and its Organizational Documents. Unless this Agreement is terminated pursuant to Article 9, the Check-Cap Shareholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement, subject to this Section 7.2(a). Check-Cap shall take reasonable measures to ensure that all proxies solicited in connection with the Check-Cap Shareholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Check-Cap Shareholder Meeting, or a date preceding the date on which the Check-Cap Shareholder Meeting is scheduled, (i) Check-Cap reasonably believes that (a) it will not receive proxies sufficient to obtain the Check-Cap Shareholder Transaction Approval, whether or not a quorum would be present or (b) it will not have sufficient Check-Cap Ordinary Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Check-Cap Shareholder Meeting, (ii) an adjournment or postponement of the Check-Cap Shareholder Meeting is required by applicable Law or requested from the SEC or its staff; or (iii) in the good faith judgment of the Check-Cap Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Check-Cap Shareholder Meeting would be reasonably likely to not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Proxy Statement, Check-Cap may postpone or adjourn, or make one or more successive postponements or adjournments of, the Check-Cap Shareholder Meeting as long as the date of the Check-Cap Shareholder Meeting is not postponed or adjourned more than an aggregate of twenty one (21) days in connection with any postponements or adjournments, subject to any additional postponements or adjournments as may be agreed by Check-Cap and Nobul, each in its absolute discretion.

(b)	Check-Cap agrees that, subject to Section 7.2(c): (i) the Check-Cap Board shall recommend that the holders of Check-Cap Ordinary Shares vote to approve the Check-Cap Shareholder Transaction Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.2(a) above, including engaging a proxy solicitor at its sole expense to solicit from the Check-Cap Shareholders proxies in favor of the Check-Cap Shareholder Transaction Matters, (ii) the Proxy Statement shall include a statement to the effect that the Check-Cap Board recommends that the Check-Cap Shareholders vote to approve the Check-Cap Shareholder Transaction Matters (the recommendation of the Check-Cap Board being referred to as the “Check-Cap Board Recommendation”), and (iii) the Check-Cap Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Check-Cap Board shall not publicly propose to withhold, amend, withdraw or modify the Check-Cap Board Recommendation) in a manner adverse to Nobul, and no resolution by the Check-Cap Board or any committee thereof to withdraw or modify the Check-Cap Board Recommendation in a manner adverse to Nobul or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Check-Cap Board Adverse Recommendation Change”).

(c)	Notwithstanding anything to the contrary contained in Section 7.2(b), and subject to compliance with Section 6.4 and this Section 7.2, if at any time prior to the approval of Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval, Check-Cap receives a bona fide written Acquisition Proposal which the Check-Cap Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Offer, the Check-Cap Board may make a Check-Cap Board Adverse Recommendation Change if, and only if in the case of any such Acquisition Proposal which the Check-Cap Board determines constitutes a Superior Offer, the Check-Cap Board determines in good faith, based on the advice of outside legal counsel and after consultation with its financial advisors, that the failure to make a Check-Cap Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (provided, however, that the actions of the Check-Cap Board solely in making such determination and such determination in and of itself shall not constitute a Check-Cap Board Adverse Recommendation Change or a violation of this Section 7.2); provided that prior to making such Check-Cap Board Adverse Recommendation Change, (1) Nobul shall receive written notice from Check-Cap of Check-Cap’s intention to make a Check-Cap Board Adverse Recommendation Change at least four (4) Business Days in advance of the date on which the Check-Cap Board proposes to take such action (for purposes of this Section 7.2(c), the “Notice Period”), which notice shall contain a description in reasonable detail of the reasons for such Check-Cap Board Adverse Recommendation Change, and shall include (to the extent provided to and in the possession of Check-Cap or its Representatives) written copies of any relevant proposed transaction agreements with any party making the applicable Acquisition Proposal (provided, however, that the sole action of giving such notice and of the Check-Cap Board in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Check-Cap Board Adverse Recommendation Change or a violation of this Section 7.2), (2) during any Notice Period, Nobul shall be entitled to deliver to Check-Cap one or more counterproposals to such Acquisition Proposal and Check-Cap shall, and shall cause its Representatives to, negotiate with Nobul in good faith (to the extent Nobul desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to such Acquisition Proposal (including any revision in the purchase price or valuation, as applicable, or percentage of the combined company that the Check-Cap Shareholders would receive as a result of such Acquisition Proposal), Check-Cap shall be required to provide Nobul with notice of such material amendment and the Notice Period shall be renewed to ensure that at least two (2) Business Days remain in the Notice Period following such notification, and the Parties shall comply again with the requirements of this Section 7.2(c) and the Check-Cap Board shall not make a Check-Cap Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions of the Notice Period in the event of multiple material amendments to such Acquisition Proposal).

(d)	Check-Cap’s obligation to call, give notice of and hold the Check-Cap Shareholder Meeting in accordance with Section 7.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal (subject to Section 9.1(h)), or any withdrawal or modification of the Check-Cap Board Recommendation.

(e)	Nothing contained in this Agreement shall prohibit Check-Cap or the Check-Cap Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Law with substantially similar content) or Section 329 of the ICL, or (ii) making any disclosure to the Check-Cap Shareholders if the Check-Cap Board has reasonably determined in good faith after consultation with Check-Cap’s outside legal counsel and financial advisors that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Check-Cap Board to the Check-Cap Shareholders under Israeli Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Superior Offer shall be deemed to be a Check-Cap Board Adverse Recommendation Change unless (x) the Check-Cap Board expressly reaffirms the Check-Cap Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the Check-Cap Shareholders pursuant to Rule 14d-9(b) promulgated under the Exchange Act, or any communication under Israeli Law with substantially similar content; provided, further, that this Section 7.2(e) shall not permit the Check-Cap Board to make a Check-Cap Board Adverse Recommendation Change except to the extent permitted by Section 7.2(c).

(f)	Promptly and in any event, no later than three (3) days after the Check-Cap Shareholder Transaction Approval at the Check-Cap Shareholder Meeting, Check-Cap shall (in accordance with Section 317(b) of the ICL) inform the Israeli Registrar of such Check-Cap Shareholder Transaction Approval.

7.3	Formation of Merger Sub

As soon as reasonably practicable following the execution of this Agreement, Nobul shall incorporate Merger Sub.

7.4	Merger Sub Requisite Approval.

Promptly and in any event no later than three (3) days following the date of the approval of Nobul, as sole shareholder, Nobul shall cause Merger Sub to (in accordance with Section 317(b) of the ICL) inform the Israeli Registrar of such approval.

7.5	Nobul Shareholder Consent.

Nobul shall use commercially reasonable efforts to obtain any approval of its shareholders required in connection with the Transactions.

7.6	ISA Approval.

As promptly as practicable following the date of this Agreement, Nobul shall prepare in coordination with Check-Cap and file with the ISA an application for, and shall use commercially reasonable efforts to obtain, the ISA No-Action Letter from the ISA (the “ISA No-Action Application”). Check-Cap shall cooperate with Nobul and shall furnish Nobul with all information, and provide such other assistance, as may be reasonably requested or required in connection with the preparation and submission of the ISA No-Action Application. Nobul will provide Check-Cap’s legal counsel with a reasonable opportunity to review and comment on the draft(s) of the ISA No-Action Application and will reasonably consider all comments reasonably proposed by Check-Cap or its legal counsel in connection therewith. Nobul shall promptly notify Check-Cap upon the receipt of any comments from the ISA or any request from the ISA, including with respect to amendments or supplements to the ISA No-Action Letter Application, and shall provide Check-Cap with copies of all correspondence between Nobul and its Representatives, on the one hand, and the ISA, on the other hand, with respect thereto. Nobul shall advise Check-Cap promptly after receipt of the ISA No-Action Letter.

7.7	Israeli Merger Proposal and Israeli Merger Certificate.

Subject to the ICL, as promptly as practicable following the date hereof, Check-Cap and Merger Sub shall (and Nobul shall cause Merger Sub to) cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Nobul (the “Israeli Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL and delivered to the Israeli Registrar within three (3) days from the calling of the Check-Cap Shareholder Meeting (such date, the “Israeli Merger Proposal Submission Date”). Promptly after Check-Cap and Merger Sub shall have complied with clauses (a), (b) and (c) of this Section 7.7 below, but in any event no more than three (3) Business Days following the date on which the applicable notice was sent to the creditors, Check-Cap and Merger Sub shall inform the Israeli Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL and the Israeli Merger Regulations. In addition to the foregoing, Check-Cap and, if applicable, Merger Sub, shall:

(a)	publish a notice to its creditors, stating that the Israeli Merger Proposal was submitted to the Israeli Registrar and that the creditors may review the Israeli Merger Proposal at the office of the Israeli Registrar, Check-Cap’s registered offices or Merger Sub’s registered office, as applicable, and at such other locations as Check-Cap or Merger Sub, as applicable, may determine, in (i) two (2) daily Hebrew newspapers that are widely distributed in Israel, on the Israeli Merger Proposal Submission Date, (ii) a widely distributed newspaper in New York, New York, no later than three (3) Business Days following the Israeli Merger Proposal Submission Date, and (iii) if required, in such other manner as may be required by any applicable Law and regulations;

(b)	if applicable, within three (3) days from the Israeli Merger Proposal Submission Date, send a notice by registered mail to all of the secured creditors of Check-Cap or Merger Sub, as applicable, in which it shall state that the Israeli Merger Proposal was submitted to the Israeli Registrar and that such creditors may review the Israeli Merger Proposal at such additional locations, if such locations were determined in the notice referred to in Section 7.7(a);

(c)	if applicable, within four (4) Business Days from the Israeli Merger Proposal Submission Date, send a notice by registered mail to all of the “Material Creditors” (as such term is defined in the Israeli Merger Regulations) of Check-Cap or Merger Sub, as applicable, in which it shall state that the Israeli Merger Proposal was submitted to the Israeli Registrar and that the creditors may review the Israeli Merger Proposal at such additional locations, if such locations were determined in the notice referred to in Section 7.7(a); and

(d)	Check-Cap or Merger Sub shall comply with the provisions of Section 2.2(b).

(e)	For the avoidance of doubt, completion of the statutory Israeli merger process and the request for issuance of a Certificate of Israeli Merger from the Israeli Registrar shall be subject to coordination by the Parties and fulfillment or waiver of all of the conditions for Closing set forth in Article 8. For purposes of this Section 7.5, “Business Day” shall have the meaning set forth in the Israeli Merger Regulations.

7.8	Efforts; Regulatory Approvals.

(a)	The Parties shall use reasonable best efforts to consummate the Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b)	Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall, promptly and no later than ten (10) Business Days after the date of this Agreement, prepare and file, if any, any notification or other document required to be filed in connection with the Merger under any applicable Antitrust Laws. Nobul and Check-Cap shall respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.

7.9	Indemnification of Directors and Officers.

(a)	The Organizational Documents of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification, advancement or expense reimbursement than are set forth in the Organizational Documents of Check-Cap and Nobul, respectively, which provisions shall not be amended, repealed or otherwise modified for a period of seven (7) years from the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were directors, officers, employees, fiduciaries or agents of Check-Cap or Nobul, as applicable, unless such modification shall be required by applicable Law.

(b)	The Surviving Company shall purchase (which shall be paid for in full by Check-Cap) and have in place at the Closing a “tail” or “runoff” policy (the “D&O Tail”) providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by the directors’ and officers’ liability insurance policies maintained by Check-Cap or Nobul as of the Closing (collectively, the “D&O Indemnified Parties”) with respect to matters occurring prior to the Merger Effective Time. The D&O Tail shall provide for terms with respect to coverage, deductibles and amounts that are no less favorable than those of the policy in effect immediately prior to the Merger Effective Time for the benefit of the directors and officers of Check-Cap and Nobul, and shall remain in effect for the seven (7) year period following the Closing; provided that the total cost of the D&O Tail shall not exceed $200,000.

(c)	In the event that Nobul or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 7.9.

(d)	The rights of each Person pursuant to this Section 7.9 shall be in addition to, and not in limitation of, any other rights such Person may have (including any indemnification, exculpation or advancement of expenses rights) under the Organizational Documents, any indemnification Contract between such Person and Check-Cap or Nobul (in each case, as in effect, and in the case of any indemnification Contracts, to the extent made available to Nobul), or under applicable Law. The provisions of this Section 7.9 shall survive the Closing and shall not be terminated or modified in any manner that is adverse to any such Persons (and their respective successors and assigns), it being expressly agreed that such Persons (including their respective successors and assigns) shall be third party beneficiaries of, and entitled to enforce, this Section 7.9.

7.10	Disclosure.

Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Nobul and Check-Cap may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Nobul or Check-Cap in compliance with this Section 7.10. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 7.2(d) or with respect to any Acquisition Proposal, Check-Cap Board Adverse Recommendation Change or pursuant to Section 7.2(e).

7.11	Listing.

(a)	From the date of this Agreement until the Closing, Check-Cap shall use commercially reasonable efforts to ensure that the Check-Cap Ordinary Shares remain listed on Nasdaq and to satisfy any applicable initial and continuing listing requirements of Nasdaq. From the date of this Agreement until the Closing, Check-Cap shall promptly notify Nobul of any communications or correspondence from Nasdaq with respect to the listing of Check-Cap Ordinary Shares, compliance with the rules and regulations of the Nasdaq, and any threatened suspension of listing or delisting action contemplated or threatened by Nasdaq.

(b)	Prior to the Closing Date, Nobul shall apply for, and shall use commercially reasonable efforts to cause, the Nobul Common Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and TSX, and accepted for clearance by DTC and CDS, subject to official notice of issuance. Check-Cap shall promptly furnish to Nobul all information concerning Check-Cap, Nobul and their respective equityholders that may be required or reasonably requested in connection with Nobul’s obligations under this Section 7.11(b). Nobul agrees to pay all Nasdaq and TSX fees associated with any action contemplated by this Section 7.11(b).

7.12	Tax Matters.

(a)	The Parties intend that for U.S. federal income tax purposes, the Merger will qualify for the Intended U.S. Tax Treatment and each Party, as applicable, shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to cause the Merger to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent therewith (whether in whether in the conduct of an audit, preparation of Tax returns, or otherwise; provided that such position shall not preclude a Party from settling or otherwise resolving an audit).

(b)	The Parties shall not take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Intended U.S. Tax Treatment. Neither Nobul nor its Affiliates will take any action, make any Tax election or engage in any transaction that would result in the liquidation of Surviving Company for U.S. federal income tax purposes within two (2) calendar years following the Closing Date.

(c)	If, in connection with the preparation and filing of the Registration Statement or the SEC’s review thereof, the SEC requests or requires that a Tax opinion with respect to the U.S. federal income tax consequences of the Transactions be prepared and submitted, the Parties shall deliver to counsel customary Tax representation letters satisfactory to such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by such counsel in connection with the preparation and filing of such Tax opinion. Notwithstanding anything to the contrary in this Agreement, none of the Parties or their respective Tax advisors are obligated to provide any opinion that the Transactions qualify for the Intended U.S. Tax Treatment, other than a customary opinion regarding the material accuracy of any disclosure regarding U.S. federal income tax considerations of the Transactions included in the Registration Statement or the Proxy Statement, as may be required to satisfy applicable rules and regulations promulgated by the SEC, nor will a Tax opinion by any Party’s advisors be a condition precedent to the Transactions.

(d)	Nobul shall (and shall cause its Affiliates to) provide any information reasonably requested to allow Check-Cap to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws with respect to the Transactions or any payment made in connection with this Agreement. Each of Check-Cap and Nobul shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any legal proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such legal proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Check-Cap and Nobul shall retain all books and records with respect to Tax matters pertinent to Check-Cap and Nobul relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority.

(e)	All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (collectively, “Transfer Taxes”) shall be borne and paid by the Party on which such Taxes are imposed. Unless otherwise required by applicable Law, such Party will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Parties hereto will, and will cause their applicable Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation.

7.13	Termination and Amendment of Certain Agreements and Rights.

Check-Cap shall cause any shareholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Check-Cap and any holders of Check-Cap Ordinary Shares, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, other than the agreements set forth on Schedule 8.12 to the Check-Cap Disclosure Schedule (collectively, the “Check-Cap Investor Agreements”), to be terminated immediately prior to the Merger Effective Time, without any liability being imposed on the part of the Surviving Company.

7.14	Legends.

Nobul shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any Nobul Common Shares to be received in the Merger by equity holders of Check-Cap who may be considered “affiliates” of Check-Cap for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Nobul Common Shares.

7.15	Nasdaq Reverse Split.

If deemed necessary by the Parties, Nobul shall (i) submit to the Nobul Shareholders a proposal to approve and adopt an amendment to Nobul’s articles to authorize the Nobul Board to effect the Nasdaq Reverse Split and (ii) enter into a voting and support agreement with Regan McGee which provides that Mr. McGee shall, among other things, vote all Nobul Shares of which he is the registered or beneficial holder or over which he has control or direction, in favour of the Nasdaq Reverse Split.

7.16	Check-Cap Dividend.

The Check-Cap Board has declared and approved, subject to and following the Closing, the distribution of a dividend in the amount up to $18,000,000 less any funding or Transaction Costs paid in the interim period by Check-Cap to Nobul (such amount being the estimated amount of cash available for distribution on the Closing Date), which shall be distributable by the Surviving Company subject to the approval of the Israeli District Court (or any appeal instance), within such period as shall be determined by such court (or any appeal instance) (the “Check-Cap Dividend Court Approval”), as described in this Section 7.16 (the “Check-Cap Dividend”). As promptly as practicable following the public announcement by Check-Cap of this Agreement, Check-Cap shall prepare and file with the applicable Israeli District Court, in coordination with Nobul, a request for approval of the distribution of the Check-Cap Dividend pursuant to Section 303 of the ICL and shall take such other steps as are reasonably necessary in connection therewith, including those required pursuant to Section 303 of the ICL, the Israeli Companies Regulations (Approval of Distribution), 2001 and other applicable Laws. Prior to filing the application of the Check-Cap Dividend Court Approval, Check-Cap shall discuss with Nobul the amount of the Check-Cap Dividend to be requested (including a lower amount if it becomes apparent that the Check-Cap Dividend is less likely to receive approval for the entire amount), subject to the approval of the Check-Cap Board in accordance with the requirements of Israeli Law. Any filings with any court related thereto shall be shared in advance with Nobul and Nobul shall be given a reasonable period of time to review the same and shall have a right to make comments and suggestions to Check-Cap, which Check-Cap shall consider in good faith. Notwithstanding the foregoing, if such court approval is conditioned upon Check-Cap undertaking material obligations and/or restrictions, Check-Cap shall not agree to such obligations and/or restrictions without the prior written consent of Nobul (which consent shall not be unreasonably withheld, conditioned or delayed), provided that in no event shall Check-Cap be required to undertake any material obligations and/or restrictions prior to the Closing.

7.17	Termination of Employees and Contractors.

Check-Cap shall, consistent with applicable Law, take all actions necessary to (a) terminate the employment of each of the employees of Check-Cap (other than those employees listed on Section 7.17 of the Check-Cap Disclosure Schedule or as otherwise agreed by the Parties) (the “Check-Cap Terminating Employees”) effective no later than the Closing Date (subject to payment in lieu of their contractual notice period which Check-Cap undertakes to perform prior to the Closing Date) by delivery of termination letters according to which their employment with Check-Cap shall terminate and after duly performing an employment termination process (including hearings prior to termination) consistent with applicable Law (including obtaining approval with respect to the termination of employment of the employees whose terminations require permits from a Governmental Authority), and (b) terminate the consulting relationship with each of the independent contractors of Check-Cap (other than those independent contractors listed on Section 7.17 of the Check-Cap Disclosure Schedule) (the “Check-Cap Terminating Contractors” and together with the Check-Cap Terminating Employees, the “Check-Cap Terminating Personnel”) effective no later than the Closing Date. Upon such termination, Check-Cap shall settle all accounts and payment to the Check-Cap Terminating Personnel of all of their rights relating to their employment or engagement and termination thereof consistent with applicable Law and their respective employment or consulting agreements with Check-Cap, including payment of severance and payment in lieu of their contractual notice period and shall provide such termination letters together with a general waiver and release of claims in a form agreed and approved by Nobul signed by each of Check-Cap Terminating Employees and Contractors.

7.18	Interim Period Funding

During the Interim Period, Nobul may submit a request to the Check-Cap Board for funding related to mutually agreed upon growth initiatives, which the Check-Cap Board may agree to fund in its discretion. The Parties agree that any such funding from Check-Cap to Nobul shall be evidenced by a mutually agreed upon loan agreement to be entered into between the Parties.

Article 8
CONDITIONS

8.1	Conditions to the Obligations of Each Party.

The obligations of each Party to effect the Merger and otherwise consummate the Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a)	Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

(b)	No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Transactions illegal.

(c)	Shareholder Approval. Check-Cap shall have obtained the Check-Cap Shareholder Transaction Approval.

(d)	Nasdaq Listing. The approval of the listing of the Nobul Common Shares on Nasdaq shall have been obtained and the Nobul Common Shares to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(e)	Regulatory Matters. Any waiting period applicable to the consummation of the Merger under any applicable Antitrust Law shall have expired or been terminated.

(f)	Israeli Merger Matters. At least fifty (50) days shall have elapsed after the filing of the Israeli Merger Proposal with the Israeli Registrar and at least thirty (30) days shall have elapsed after the Check-Cap Shareholder Transaction Approval and the Israeli Registrar shall have issued the Certificate of Israeli Merger.

(g)	ISA No-Action Letter. The ISA No-Action Letter shall have been obtained pursuant to Section 7.6.

(h)	Israeli Tax Rulings. The following rulings shall have been obtained: (i) the 104H Tax Ruling (or if the 104H Tax Ruling is not obtained prior to the Closing, the 104H Interim Tax Ruling); and (ii) the Capital Market Tax Ruling (if required by the ITA and if not incorporated as part of the 104H Tax Ruling).

8.2	Conditions to the Obligations of Check-Cap.

The obligations of Check-Cap to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction or the written waiver by Check-Cap, at or prior to the Closing, of each of the following conditions:

(a)	Accuracy of Representations. The Nobul Fundamental Representations shall have been accurate and complete in all material respects (without giving effect to any references therein to any Nobul Material Adverse Effect or other materiality qualifications) as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be accurate and complete as of such date). The Nobul Capitalization Representations shall have been accurate and complete in all respects as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate or (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a), as of such particular date). The representations and warranties of Nobul contained in this Agreement (other than the Nobul Fundamental Representations and the Nobul Capitalization Representations) shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so accurate and complete would not reasonably be expected to have a Nobul Material Adverse Effect (without giving effect to any references therein to any Nobul Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Nobul Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b)	Performance of Covenants. Nobul shall have performed or complied and shall have caused Merger Sub to have performed and complied, with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time.

(c)	Closing Certificate. Check-Cap shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of Nobul certifying that the conditions set forth in Section 8.2(a) (Accuracy of Representations) and Section 8.2(b) (Performance of Covenants) have been duly satisfied.

8.3	Conditions to the Obligations of Nobul.

The obligations of Nobul and the Merger Sub to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction or the written waiver by Nobul, at or prior to the Closing, of each of the following conditions:

(a)	Accuracy of Representations. Each of the Check-Cap Fundamental Representations shall have been accurate and complete in all material respects (without giving effect to any references therein to any Check-Cap Material Adverse Effect or other materiality qualifications) as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be accurate and complete as of such date). The Check-Cap Capitalization Representations shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate or (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a), as of such particular date). The representations and warranties of Check-Cap contained in this Agreement (other than the Check-Cap Fundamental Representations and the Check-Cap Capitalization Representations) shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be accurate and complete would not reasonably be expected to have a Check-Cap Material Adverse Effect (without giving effect to any references therein to any Check-Cap Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Check-Cap Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b)	Performance of Covenants. Check-Cap shall have performed or complied with in all material respects all of its agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time.

(c)	Closing Certificate. Nobul shall have received a certificate executed by the Chief Executive Officer of Check-Cap confirming that (i) the conditions set forth in Section 8.3(a) (Accuracy of Representations), Section 8.3(b) (Performance of Covenants), and Section 8.3(d) (Termination of Check-Cap Investor Agreements) have been duly satisfied, and (ii) the information set forth in the Check-Cap Allocation Schedule delivered in accordance with Section 3.1 is true and accurate in all respects as of the Closing Date.

(d)	Termination of Check-Cap Investor Agreements. The Check-Cap Investor Agreements shall have been terminated.

(e)	Check-Cap Legacy Transactions. Nobul shall have received true and complete copies of all documentation for each Check-Cap Legacy Transaction entered into by Check-Cap.

(f)	Termination of Employees and Contractors. Check-Cap shall have, consistent with applicable Law, taken all actions necessary to terminate the employment and consulting relationship of, and with each of, the Check-Cap Terminating Personnel effective no later than the Closing Date.

(g)	Nasdaq Listing and No Suspension of Trading. The Check-Cap Ordinary Shares shall be listed on Nasdaq and no stop order or suspension of trading shall have been imposed or threatened in writing by any Governmental Authority or self-regulatory organization with respect to the public trading of the Check-Cap Ordinary Shares.

(h)	TSX Listing. The approval of the listing of the Nobul Common Shares on the TSX shall have been obtained.

(i)	Written Resignations. Check-Cap shall have delivered or caused to be delivered copies of the written resignations of all the directors and officers of Check-Cap (except for any director or officer who is designated pursuant to Section 2.4 if he or she is a director or officer of Check-Cap immediately prior to the Merger Effective Time), effective as of the Merger Effective Time.

(j)	Check-Cap Dividend Court Approval. The Check-Cap Dividend Court Approval shall have been obtained.

(k)	IIA Notice. Check-Cap shall have delivered to Nobul a completed IIA Notice to be submitted to the IIA by Nobul, on behalf of Check-Cap, following the Closing.

(l)	Capital Reduction Tax Ruling. The Capital Reduction Tax Ruling shall have been obtained.

(m)	Consulting Agreement. The Consulting Agreement shall have been duly executed and delivered by Check-Cap within ten (10) Business Days following the date of this Agreement.

Article 9
TERMINATION

9.1	Termination.

This Agreement may be terminated prior to the Closing Date:

(a)	by mutual written consent of Check-Cap and Nobul;

(b)	by either Check-Cap or Nobul if the Merger shall not have been consummated by December 31, 2024 (subject to possible extension as provided in this Section 9.1(b), the “Agreement End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Nobul or Check-Cap if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Agreement End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that in the event that the SEC has not declared the Registration Statement effective under the Securities Act and the Non-Offering Prospectus under applicable Canadian securities laws by the date which is sixty (60) days prior to the Agreement End Date, the Agreement End Date will automatically be extended a maximum of four (4) successive times for an additional three (3) months per extension;

(c)	by either Check-Cap or Nobul if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions; provided, however, that the right to terminate this Agreement under this Section 9.1(c) will not be available to any Party where material failure of such Party to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Order or other action;

(d)	by either Check-Cap or Nobul if (i) the Check-Cap Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Check-Cap Shareholders shall have taken a final vote on the Check-Cap Shareholder Transaction Matters and (ii) the Check-Cap Shareholder Transaction Matters shall not have been approved at the Check-Cap Shareholder Meeting (or at any adjournment or postponement thereof) by the Check-Cap Shareholder Transaction Approval;

(e)	by Nobul (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) if a Check-Cap Board Adverse Recommendation Change shall have occurred;

(f)	by Check-Cap, upon a wilful and material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Nobul or Merger Sub, as applicable, or if any representation or warranty of Nobul shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) (Accuracy of Representations) or Section 8.2(b) (Performance of Covenants) would not be satisfied as of the time of such wilful and material breach or as of the time such representation or warranty shall have become inaccurate; provided that Check-Cap is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Nobul’s representations and warranties or wilful and material breach by Nobul or the Merger Sub is curable by Nobul or the Merger Sub, as applicable, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular wilful and material breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Check-Cap to Nobul or the Merger Sub of such wilful and material breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(f) and (ii) Nobul or Merger Sub ceasing to exercise commercially reasonable efforts to cure such wilful and material breach following delivery of written notice from Check-Cap to Nobul or the Merger Sub of such wilful and material breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(f) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular wilful and material breach or inaccuracy if such wilful and material breach by Nobul or Merger Sub is cured prior to such termination becoming effective);

(g)	by Nobul, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Check-Cap or if any representation or warranty of Check-Cap shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) (Accuracy of Representations) or Section 8.3(b) (Performance of Covenants) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Nobul is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Check-Cap’s representations and warranties or breach by Check-Cap is curable by Check-Cap, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from Nobul to Check-Cap of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) and (ii) Check-Cap ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Nobul to Check-Cap of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Check-Cap is cured prior to such termination becoming effective); or

(h)	by Check-Cap (at any time prior to the approval of the Check-Cap Shareholder Transaction Matters by the Check-Cap Shareholder Transaction Approval) and following compliance with all of the requirements set forth in the proviso to this Section 9.1(h), upon the Check-Cap Board authorizing Check-Cap to enter into a Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 6.4); provided, however, that Check-Cap shall not enter into any Permitted Alternative Agreement (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 6.4) unless: (i) Nobul shall have received written notice from Check-Cap of Check-Cap’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance of the date on which Check-Cap proposes to take such action (the “Termination Notice Period”), with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty, together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents (to the extent provided to and in the possession of Check-Cap or its Representatives), (ii) Check-Cap shall have complied in all material respects with its obligations under Section 6.4 (No Solicitation), (iii) the Check-Cap Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, (iv) if, during the Termination Notice Period, Nobul shall have delivered to Check-Cap one or more counterproposals to the Acquisition Proposal to which such Permitted Alternative Agreement relates, then Check-Cap and its Representatives shall have negotiated with Nobul in good faith (to the extent Nobul desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Offer, (v) in the event of a material amendment to such Acquisition Proposal (including any revision in the purchase price or valuation, as applicable, or percentage of the combined company that the Check-Cap Shareholders would receive as a result of such Acquisition Proposal), Check-Cap shall have provided Nobul with notice of such material amendment and the Termination Notice Period shall be renewed to ensure that at least two (2) Business Days remain in the Termination Notice Period following such notification, and the Parties shall comply again with the requirements of this Section 9.1(h) (it being understood that there may be multiple extensions of the Termination Notice Period in the event of multiple material amendments to such Acquisition Proposal), (vi) at the end of the Termination Notice Period, the Check-Cap Board shall have determined, after consultation with its outside legal counsel and financial advisors, that the adjustments to the terms and conditions of this Agreement proposed by Nobul in accordance with clause (iv) above so that the Acquisition Proposal would cease to constitute a Superior Offer, are not sufficient to prevent the Acquisition Proposal from constituting a Superior Offer and accordingly, the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (vii) Check-Cap shall pay to Nobul the Nobul Termination Fee in accordance with Section 9.3(d); or

(i)	by Nobul if the Net Cash is less than the Net Cash Target by an amount greater than the Net Cash Collar.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2	Effect of Termination.

In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3	Expenses; Termination Fees.

(a)	Except as set forth in this Section 9.3, Check-Cap and Nobul shall share equally in all Transaction Costs incurred in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party of the aggregate amount of the Transaction Costs incurred by such Party as at the date of this Agreement and as at the Closing Date and shall provide invoices evidencing such Transaction Costs to the other Party. Within three (3) days following receipt of such invoices, the Party which has incurred less Transaction Costs as at the date of this Agreement or the Closing Date, as applicable, shall reimburse the other Party, by wire transfer of immediately available funds, in an amount equal to their share of the Transaction Costs incurred by the other Party.

(b)	If this Agreement is terminated by Check-Cap or Nobul pursuant to Section 9.1(d) then Check-Cap shall pay to Nobul, within three (3) days following the termination of this Agreement, the fees and expenses incurred by Nobul in connection with the Transactions not to exceed $1,500,000 (the “Expense Reimbursement Fee”).

(c)	If (i) this Agreement is terminated by Check-Cap or Nobul pursuant to Section 9.1(d) and (ii) (a) at any time after the date of this Agreement and prior to the Check-Cap Shareholder Meeting, an Acquisition Proposal with respect to Check-Cap shall have been publicly announced, disclosed or otherwise communicated to the Check-Cap Board and shall not have been withdrawn (provided that all references to 25% in the definition of Acquisition Transaction shall be treated as references to 50% for purposes of this clause (ii) of this Section 9.3(c)), and (b) within twelve (12) months after the date of such termination, Check-Cap enters into a definitive agreement with respect to an Acquisition Transaction, then, in addition to such amounts payable by Check-Cap to Nobul pursuant to Section 9.3(b), Check-Cap shall also pay to Nobul, within three (3) days as of such entry into a definitive agreement with respect to an Acquisition Transaction, a nonrefundable fee in an amount equal to $2,500,000.00 (collectively with the Expense Reimbursement Fee, the “Nobul Termination Fee”).

(d)	If this Agreement is terminated by Nobul pursuant to Section 9.1(e), then Check-Cap shall pay to Nobul, within three (3) days after such termination, the Nobul Termination Fee.

(e)	If this Agreement is terminated by Check-Cap pursuant to Section 9.1(h), then Check-Cap shall pay to Nobul, concurrently with the termination of this Agreement, the Nobul Termination Fee.

(f)	If either Check-Cap fails to pay when due any amount payable by it under this Section 9.3, then (i) Check-Cap shall reimburse Nobul for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Nobul of its rights under this Section 9.3 and (ii) Check-Cap shall pay to Nobul interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Nobul in full) at a rate per annum equal to the “prime rate” (as announced by the Bank of Canada or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).

(g)	The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Check-Cap or Nobul be required to pay the individual fees or expenses payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by such other Party giving rise to such termination, or the failure of the Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, shareholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at Law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Transactions to be consummated. Each of the Parties acknowledges that (a) the agreements contained in this Section 9.3 are an integral part of the Transactions, (b) without these agreements, the Parties would not enter into this Agreement and (c) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Article 10
MISCELLANEOUS

10.1	Non-Survival of Representations and Warranties.

The representations and warranties of Nobul and Check-Cap contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Merger Effective Time, and only the covenants that by their terms survive the Merger Effective Time and this Article 10 shall survive the Merger Effective Time.

10.2	Amendment.

This Agreement may be amended with the approval of the respective boards of directors of Nobul and Check-Cap at any time (whether before or after obtaining the Check-Cap Shareholder Transaction Approval); provided, however, that after any such approval of this Agreement by a Party’s shareholders, no amendment shall be made which by Law requires further approval of such sharesholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Nobul and Check-Cap.

10.3	Waiver.

(a)	Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)	No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4	Entire Agreement; Counterparts.

This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof, provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5	Applicable Law; Jurisdiction.

This Agreement shall be governed by, and construed in accordance with, the Laws of the Province of Ontario, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws; provided that the matters relating to any Check-Cap corporate matters required to be governed by the Laws of Israel (including corporate approvals for this Agreement and Transactions and duties of directors of Check-Cap and Merger Sub and matters related thereto) shall be governed by the Laws of Israel. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the Ontario Superior Court of Justice in the Province of Ontario, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.7 of this Agreement and (f) irrevocably waives the right to trial by jury. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the Transactions that primarily relates to Israeli Law matters, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.5 in the manner provided for notices in Section 10.7. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

10.6	Assignability.

This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.7	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) upon delivery via a reputable international overnight courier service, (b) upon delivery in person or (c) upon delivery by email during normal business hours at the location of the recipient, otherwise on the next succeeding Business Day, in each case addressed to the intended recipient as set forth below:

(a)	If to Check-Cap:

Check-Cap Ltd.

Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel

Attention:	Paul Medeiros, Chairman
Email:	checkcapchair@outlook.com

(b)	If to Nobul or Merger Sub:

c/o Nobul AI Corp.

130 King Street West, Suite 1800

Toronto, ON M5X 1E3

Attention:	Lisa Coulman
Email:	lcoulman@nobul.com

10.8	Cooperation.

Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.

10.9	Severability.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10	Other Remedies; Specific Performance.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.11	No Third Party Beneficiaries.

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 7.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this agreement to be executed as of the date first above written.

CHECK-CAP LTD.

By:	/s/ Paul Medeiros
	Name:	Paul Medeiros
	Title:	Chair, Board of Directors

NOBUL AI CORP.

By:	/s/ Regan McGee
	Name:	Regan McGee
	Title:	Chairman and Chief Executive Officer